As confidentially submitted to the Securities and Exchange Commission on May 11, 2026. This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

________________________

URBAN-GRO, INC.
(Exact name of registrant as specified in its charter)

________________________

Delaware	5083	46-5158469
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification No.)

1751 Panorama Point, Unit G,
Lafayette, CO 80026
(720) 390-3880
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

________________________

Bradley J. Nattrass
Chief Executive Officer
1751 Panorama Point, Unit G
Lafayette, CO 80026
(720) 390-3880
(Name, address, including zip code, and telephone number, including area code, of agent for service)

________________________

With copies to:

Rajiv Radia, Esq. Whiteford, Taylor & Preston LLP 1021 E. Cary Street, Suite 2001 Richmond, VA 23219 Tel: (804) 807-7376

________________________

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, and it is not soliciting an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated May 11, 2026

Preliminary Prospectus

urban-gro, Inc.

55,865,074 Shares of Common Stock

This prospectus relates to the offering from time to time by the selling stockholders named in this prospectus (the “Selling Stockholders”) of up to an aggregate 55,865,074 shares of our common stock, par value $0.001 per share (the “Common Stock”), consisting of:

(i)      up to 131,027 shares of Common Stock and up to 54,509,000 shares of Common Stock issuable upon conversion of 54,509 shares of convertible preferred stock, par value $0.001 per share (the “Preferred Stock” or the “Preferred Shares,” and the shares of Common Stock issuable upon conversion of the Preferred Shares, the “Conversion Shares”) issued in connection with the merger with Flash Sports & Media, Inc., completed on February 17, 2026;

(ii)     30,520 shares of Common Stock issued in connection with the Consulting Agreement on November 20, 2025;

(iii)    up to 186,000 shares of Common Stock issuable upon exercise of a Common Stock Purchase Warrant, dated March 23, 2026, with an initial exercise price of $2.50 per share (the “March Warrant”), and up to 186,000 shares of Common Stock issuable upon conversion of up to $465,000 of the outstanding principal amount of a Convertible Promissory Note, dated March 23, 2026, with an original principal amount of $1,395,000 (the “March Note”), each issued to Agile Hudson Partners LLC (“AHP”) pursuant to a Securities Purchase Agreement, dated March 23, 2026 (the “March Purchase Agreement”); and

(iv)    up to 154,166 shares of Common Stock issuable upon exercise of a Common Stock Purchase Warrant, dated April 7, 2026, with an initial exercise price of $18.00 per share (the “First April Warrant”), up to 26,000 shares of Common Stock issuable upon exercise of a Common Stock Purchase Warrant, dated April 7, 2026, with an initial exercise price of $0.01 per share (the “Second April Warrant”), and up to 642,361 shares of Common Stock issuable upon conversion of a Convertible Promissory Note, dated April 7, 2026, in the principal amount of $2,775,000 (the “April Note” and, together with the March Note, the “Notes”), each issued to AHP pursuant to a Securities Purchase Agreement, dated April 7, 2026 (the “April Purchase Agreement” and, together with the March Purchase Agreement, the “AHP Purchase Agreements”)

The shares of Common Stock described in clauses (i) through (iv) above are referred to collectively as the “Shares.”

We will bear all of the registration expenses incurred in connection with the registration of these shares of Common Stock. The Selling Stockholders will pay discounts, commissions, and fees of underwriters, selling brokers or dealer managers and similar expenses, if any, incurred for the sale of the Shares.

The Selling Stockholders identified in this prospectus may offer the shares from time to time on terms to be determined at the time of sale through ordinary brokerage transactions or through any other means described in this prospectus under the caption “Plan of Distribution.” The shares may be sold at fixed prices, at prevailing market prices, at prices related to prevailing market prices or at negotiated prices. For more information on the Selling Stockholders, see the section entitled “Selling Stockholders.”

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decision.

Our Common Stock is listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “UGRO”. The last reported sale price of our Common Stock on Nasdaq on May 8, 2026, was $5.99 per share

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 13 of this prospectus, as well as the other information contained in or incorporated by reference in this prospectus or in any accompanying prospectus supplement before making a decision to invest in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 11, 2026.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a Registration Statement on Form S-1 that we filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to which the Selling Stockholder may, from time to time, offer and sell or otherwise dispose of the shares of our Common Stock described in this prospectus. We will not receive any proceeds from the sale by the Selling Stockholder of the Shares offered by them.

This prospectus provides you with a general description of the shares of Common Stock that the Selling Stockholders may sell or otherwise dispose of. You should rely only on the information provided in this prospectus, as well as the information incorporated by reference into this prospectus and any applicable prospectus supplement. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information provided in the prospectus supplement. Neither we nor the Selling Stockholders have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement. Neither we nor the Selling Stockholders take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date of the applicable document. Since the date of this prospectus and the documents incorporated by reference into this prospectus, our business, financial condition, results of operations and prospects may have changed. Neither we nor the Selling Stockholders will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

We may also provide a prospectus supplement or post-effective amendment to the registration statement to add information to, or update or change information contained in, this prospectus. You should read both this prospectus and any applicable prospectus supplement or post-effective amendment to the registration statement together with the information incorporated by reference herein or therein. For information about the distribution of securities offered, please see “Plan of Distribution” below. You should carefully read both this prospectus and any prospectus supplement, together with the additional information described in “Where You Can Find More Information” and “Incorporation of Certain Information by Reference” before you make any investment decisions regarding the securities. You may obtain the information incorporated by reference into this prospectus without charge by following the instructions under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

This prospectus summarizes certain documents and other information, and we refer you to them for a more complete understanding of what we discuss in this prospectus. All of the summaries are qualified in their entirety by the actual documents. In making an investment decision, you must rely on your own examination of the Company and the terms of the offering and the securities, including the merits and risks involved.

We are not making any representation to any purchasers of the securities regarding the legality of an investment in the securities by such purchasers. You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor or tax advisor for legal, business and tax advice regarding an investment in the securities.

Unless the context indicates otherwise, references in this prospectus to the “Company,” “urban-gro” “we,” “us,” “our” and similar terms refer to urban-gro, Inc., and, where appropriate, its subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any prospectus supplement and any related free writing prospectus, including the information incorporated by reference herein and therein, contains or may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that involve substantial risks and uncertainties. These forward-looking statements depend upon events, risks and uncertainties that may be outside of our control. All statements, other than statements related to present facts or current conditions or of historical facts, contained in this prospectus, any prospectus supplement and any related free writing prospectus, including the information incorporated by reference herein and therein, including statements regarding our strategy, future operations, future financial position, future revenues, and projected costs, prospects, plans and objectives of management, are forward-looking statements. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements are qualified in their entirety by reference to the factors discussed under the heading “Risk Factors” in this prospectus, any prospectus supplement and any related free writing prospectus, or the documents incorporated by reference herein.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to: risks related to the rollout of our business and the timing of expected business milestones; our dependence on widespread acceptance and adoption of electric vehicles and increased installation of charging stations; our ability to maintain effective internal controls over financial reporting, including the remediation of identified material weaknesses in internal control over financial reporting relating to segregation of duties with respect to, and access controls to, its financial record keeping system, and our accounting staffing levels; our current dependence on sales of charging stations for most of our revenues; overall demand for electric vehicle charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated or governmental mandates to increase the use of electric vehicles or decrease the use of vehicles powered by fossil fuels, either directly or indirectly through mandated limits on carbon emissions, are reduced, modified or eliminated; potential adverse effects on our backlog, revenue and gross margins if customers increasingly claim clean energy credits and, as a result, they are no longer available to be claimed by us; the effects of competition on our future business; risks related to our dependence on its intellectual property and the risk that our technology could have undetected defects or errors; the risk that we conduct a portion of our operations through a joint venture exposes us to risks and uncertainties, many of which are outside of our control; changes in applicable laws or regulations; risks related to disruption of management time from ongoing business operations due to our joint ventures; risks relating to privacy and data protection laws, privacy or data breaches, or the loss of data; the possibility that we may be adversely affected by other economic, business, and/or competitive factors; and the risks identified under “Risk Factors” described or incorporated by reference in this prospectus.

We caution you not to rely on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this prospectus or the documents incorporated by reference in this prospectus, as applicable. Forward-looking statements are not guarantees of performance. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Other sections of this prospectus and the documents incorporated by reference herein describe additional factors that could adversely affect our business, financial condition or results of operations. We believe these factors include, but are not limited to, those described or incorporated by reference under “Risk Factors”. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included or incorporated by reference in this prospectus or any applicable prospectus supplement. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information or future developments, except as otherwise required by law.

SUMMARY

This summary highlights selected information appearing elsewhere in or incorporated by reference into this prospectus. Because it is a summary, it may not contain all of the information that may be important to you. To understand this offering fully, you should read this entire prospectus and the documents incorporated by reference herein carefully, including the information referenced under the heading “Risk Factors” and in our financial statements, together with any accompanying prospectus supplement. Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “we, ““us,” “our,” the “Company,” “urban-gro” and similar terms refer to urban-gro, Inc. and its consolidated subsidiaries.

Overview

urban-gro, Inc. was originally formed on March 20, 2014, as a Colorado limited liability company. On March 10, 2017, we converted to a Colorado corporation and exchanged shares of our common stock for every member’s interest issued and outstanding on the date of conversion. On October 29, 2020, we reincorporated as a Delaware corporation. On December 31, 2020, we effected a 1-for-6 reverse stock split with respect to our common stock. All information in this Registration Statement gives effect to this reverse stock split, including restating prior period reported amounts. On February 12, 2021, we completed an uplisting to the Nasdaq under the ticker symbol “UGRO”. On February 9, 2026, we effected a 1-for-25 reverse stock split with respect to our common stock.

Since commencing business in March 2014, we expanded our operations across North America and Europe while diversifying our services offerings organically and through acquisitions into full design-build solutions by adding design, engineering, construction, and construction-management services, introducing new equipment solutions, products and services, and successfully diversifying into several additional commercial sectors beyond the initial cannabis-focused Controlled Environment Agriculture (“CEA”) sector, including produce-focused CEA; or vertical farming, healthcare, industrial, commercial packaged goods (“CPG”), and retail.

After making the decision to exit our core business sectors in the third quarter of 2025 due to changing market conditions and our inability to raise significant funds due to our filing status and compliance with the Nasdaq, we began the process of selling assets, reducing our work force, and preparing the company for a subsequent merger. As we continue to wind down operations, today, only a single division of our legacy business remains and urban-gro is a value-added reseller of equipment systems to the CEA sector. We work with a select group of manufacturers and vendor partners to source equipment solutions that our clients utilize when building out their cultivation facilities.

In 2025, urban-gro, Inc. was an integrated professional services and design-build firm. We offered value-added architectural, engineering, and construction management solutions to the CEA, industrial, healthcare, and other commercial sectors. Innovation, collaboration, and a commitment to sustainability drove our team to provide exceptional customer experiences. To serve our horticulture clients, we engineered, designed and managed the construction of indoor CEA facilities and then integrate complex environmental equipment systems into those facilities. Through this work, we created high-performance indoor cultivation facilities for our clients to grow specialty crops, including leafy greens, vegetables, herbs, and plant-based medicines. Our custom-tailored approach to design, construction, procurement, and equipment integration provided a single point of accountability across all aspects of indoor growing operations. We also helped our clients achieve operational efficiency and economic advantages through a full spectrum of professional services and programs focused on facility optimization and environmental health which established facilities that allowed clients to manage, operate and perform at the highest level throughout their entire cultivation lifecycle once they are up and running. Further, we served a broad range of commercial and governmental entities, providing them with planning, consulting, architectural, engineering and construction design-build services for their facilities. We aimed to work with our clients from the inception of their project in a way that provided value throughout the life of their facility. We are a trusted partner and advisor to our clients and offer a complete set of engineering and managed services complemented by a vetted suite of select cultivation equipment systems.

On February 17, 2026, we completed our merger (the “Merger”) with Flash Sports and Media, Inc. (“Flash”), a Delaware corporation, pursuant to an Agreement and Plan of Merger dated February 17, 2026 (the “Merger Agreement”), by and among the Company, UGRO Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), and Flash. As a result of the Merger, Merger Sub merged with and into Flash, with Flash surviving as a wholly owned subsidiary of the Company. Following the closing of the Merger, the Company began operating as a diversified sports, media, and experiential marketing platform under the Flash Sports & Media brand. The Company intends to change its name to Flash Sports & Media Holdings, Inc. or a similar name, subject to receipt of stockholder approval, which the Company intends to seek as soon as reasonably practicable. Following the completion of the Merger, the Company is a diversified sports, media, and experiential marketing platform focused on the creation, production, and monetization of live events, original content, and branded fan experiences. The Company operates across multiple sports and entertainment verticals, leveraging proprietary intellectual property, strategic partnerships, and high-impact experiential activations to engage global audiences and deliver measurable value for brands, sponsors, and media partners. The Company’s platform integrates content creation, event execution, and media distribution to build scalable businesses within the global sports and entertainment ecosystem. Flash Sports & Media maintains corporate offices in the United Arab Emirates (headquarters), India, the United States, South Africa, and Singapore.

Through its subsidiaries, the Company holds exclusive commercial and media rights to professional cricket leagues, produces international-standard broadcast content, manages franchise operations, and monetizes sponsorship, ticketing, and digital media opportunities across multiple geographies. The Company’s core operating subsidiary, Innovative Production Group FZ LLC (“IPG”), founded in 2015 and headquartered in Fujairah, United Arab Emirates, is a global sports marketing, league management, ground sponsorship, and production company with more than 30 years of collective cricket industry experience and deep expertise in international cricket properties and sports media. IPG is headquartered in the UAE with branch offices in Sri Lanka, Singapore, India, Malaysia, and Zimbabwe, and has executed projects across 14 countries, including the United States, Ireland, Scotland, South Africa, Saudi Arabia, Pakistan, Hong Kong, and Afghanistan. IPG has produced more than 5,000 hours of live sporting event broadcasts over the past seven years and has established working relationships with numerous national cricket boards, including Cricket South Africa, the Pakistan Cricket Board, Cricket Ireland, Sri Lanka Cricket, the Afghanistan Cricket Board, Zimbabwe Cricket, Cricket Scotland, the Emirates Cricket Board, Abu Dhabi Cricket, Malaysia Cricket, Kuwait Cricket, and the Asian Cricket Council. IPG is the exclusive Event Rights Partner for the Lanka Premier League (“LPL”) under a Master Event Rights Agreement with Sri Lanka Cricket (“SLC”) dated October 14, 2020.

Business and Revenue Streams

The Company derives revenue from multiple streams, primarily related to the production, commercialization, and management of professional cricket leagues and international cricket events. The Company’s significant revenue streams are described below:

Production Fee Income.    Production income represents revenue earned from providing end-to-end live broadcast production services for cricket events, including international bilateral series and T20 tournaments. Services include pre-event planning, live camera operations (utilizing a minimum of 26 cameras per match, including Hawk-Eye DRS, super slow-motion, spider cam, drone, and 6 DOF robotic “Buggy Cam” technology), broadcasting infrastructure, technical staffing, satellite uplink and SNG distribution, and post-production. For the year ended December 31, 2024, production fee income represented approximately 42% of IPG’s total revenue, or approximately $5.1 million.

Franchise Fees.    The Company enters into agreements with third-party franchisees that operate individual teams in the LPL. The LPL currently features five franchise teams, each of which pays franchise fees in exchange for team ownership and naming rights, jersey sponsorship rights, merchandising and local sponsorship rights, stadium activation rights, and additional commercial and promotional rights including dugout branding, mascot rights, post-match ceremony participation, big screen branding, and perimeter board branding. Each team features a squad of up to 16 players, including a maximum of six international players from ICC Full/Associate Member Countries. For the year ended December 31, 2024, franchise fees represented approximately 29% of IPG’s total revenue, or approximately $3.5 million.

Sponsorship Fees.    The Company generates sponsorship income through agreements with corporate sponsors who receive brand visibility across LPL events, including on-field signage, jersey placements, digital promotions, and title/associate sponsorship designations. Sponsorship categories include Title, Powered By, Present By, League Partner, Associate, and Umpire Partner tiers, as well as official brand partners and on-ground stall activations. IPG has secured sponsorships from a range of major global and regional brands, including Dream11, My11Circle, Daraz, Coca-Cola, Dettol, Red Bull, Pepsi, LG, Nippon Paint, Valvoline, Dialog, AIA, and others. For the year ended December 31, 2024, sponsorship fees represented approximately 20% of IPG’s total revenue, or approximately $2.4 million.

Broadcast and Streaming Rights.    The Company earns licensing fees by granting third-party broadcasters and digital platforms the right to air or stream live cricket content. The Company’s international media rights cover television, radio, digital, pay television, betting, gaming, in-flight, mobile, and internet rights on an exclusive basis throughout the world excluding Sri Lanka, where terrestrial media rights are granted on an exclusive basis. For the year ended December 31, 2024, broadcast rights represented approximately 5% of IPG’s total revenue, or approximately $608,000.

Betting Data Rights.    The Company licenses exclusive rights to collect and distribute real-time match data for betting purposes, including delivery of live, ball-by-ball statistical feeds for LPL tournaments, subject to compliance with applicable laws including ICC guidelines and regulations and the laws of the countries in which the broadcast takes place.

Other Revenue. The Company also earns revenue from team jersey sponsorship sales, ticketing income from the sale of match tickets to spectators attending live events, franchisee box catering, ground branding and on-ground sales at match venues, and reimbursement income. For the year ended December 31, 2024, other revenue collectively represented approximately 4% of IPG’s total revenue.

The Lanka Premier League

The Lanka Premier League is a professional franchise T20 cricket league established in 2020 in Sri Lanka, bringing together top Sri Lankan cricketers and leading international stars. The LPL is intellectual property owned by Sri Lanka Cricket; IPG holds the exclusive global commercial and media rights (excluding certain Sri Lankan domestic rights reserved by SLC) under the Master Event Rights Agreement dated October 14, 2020 (the “Event Rights Agreement”). Matches are played in the Twenty20 format by five franchise teams named after Sri Lankan cities: the Colombo Strikers, Dambulla Sixers, Jaffna Kings, Galle Marvels, and Kandy Falcons. Each team features a squad of up to 100 local and 50 international players selected through an annual player auction process. As of the completion of the 2024 season, there have been five editions of the tournament.

Since its inaugural season in 2020, the LPL has demonstrated consistent growth in audience reach and sponsorship media valuation. Season 1 (2020) achieved a TV audience of approximately 155 million, a digital audience of approximately 218 million, and a sponsorship media valuation of approximately $54.5 million. Season 2 (2021) grew to a TV audience of approximately 168 million, a digital audience of approximately 228 million, and a sponsorship media valuation of approximately $82.5 million. Season 3 (2022) reached a TV audience of approximately 212 million, a digital audience of approximately 261 million, and a sponsorship media valuation of approximately $114.7 million. Season 4 (2023) expanded to a TV audience of approximately 315 million, a digital audience of approximately 282 million, and a sponsorship media valuation of approximately $149.5 million. The most recent completed season, Season 5 (2024), achieved a TV audience of approximately 380 million, a digital audience of approximately 293 million, and a total sponsorship media valuation of approximately $176.5 million, representing year-over-year growth of approximately 18%. The cumulative sponsorship media valuation across all five LPL seasons from 2020 through 2024 was approximately $510.2 million. For Season 5 (2024), the sponsorship media valuation was comprised of approximately $100.9 million attributable to TV, $37.8 million to OTT/digital platforms, $26.2 million to social media, and $11.6 million to press coverage. LPL content has been distributed through major global broadcasters including Star Sports, Sony LIV, Sony Pictures Networks, A Sports HD, Kayo, Willow Live, Fox Sports, T Sports, Ten Cricket, beIN Sports, Free Sports, SportsMax, and Sony Six, among others.

The sixth edition of the LPL was staged from December 1 to December 23, 2025, across three premier venues in Sri Lanka — Colombo, Dambulla, and Kandy — featuring 24 matches over 24 days with five competing franchises. All match venues are International Cricket stadia owned by SLC.

Under the Event Rights Agreement, IPG holds four categories of exclusive rights: (A) Team Franchise/Team Ownership Rights — the right to select, engage, and manage franchise team owners for the LPL; (B) International Media Rights and Terrestrial Media Rights — exclusive rights to license television, radio, digital, pay television, betting, gaming, in-flight, mobile, and internet broadcasting of LPL matches globally; (C) Ground Sponsorship Rights — rights to manage and sell in-venue branding, including LED boards, boundary signage, stump branding, presentation ceremonies, and related activations; and (D) AV Production Rights — the right and obligation to produce all live and highlights content for LPL matches to internationally recognized ICC standards.

The Event Rights Agreement has an initial term of five annual tournaments commencing in 2020, with automatic one-year renewals subject to the timely payment of the Event Rights Fee or provision of a bank guarantee to SLC. The Company’s rights must be secured annually through the payment of an Event Rights Fee or the furnishing of an Irrevocable Unconditional Bank Guarantee by March 15 of each year. Failure to make timely payment or furnish the required guarantee could result in termination of the Company’s rights for that year. IPG also holds a first right of refusal to extend the agreement for an additional five-year term (through 2029), subject to mutually agreed terms.

In consideration for the Event Rights, IPG pays SLC a minimum guaranteed annual Event Rights Fee. The minimum guaranteed fee for the launch year was USD 1,500,000 for a 13-match format and USD 1,925,000 for a 23-match format. The Event Rights Fee escalates at approximately 10.5% to 11% per year for years two through five. For the addition of teams beyond the initial five teams, an additional fee of USD 300,000 per team is payable. Additionally, SLC is entitled to a revenue share of 10% of ground sponsorship and international media rights revenue during the first two years of the agreement, increasing to 20% for years three through five. SLC also receives USD 20,000 per year in consideration for terrestrial media rights. The Event Rights Fee is payable net of all taxes, withholdings, and bank charges.

SLC is responsible for all costs related to the Match Control Team including per diems, catering for match officials and staff, cricket balls, venue costs, security, janitorial and marketing communications costs, certain administrative expenses, and a component of the prize money. SLC releases to the Event Rights Partner the entirety of the ticket sales revenue generated from all LPL matches during the term of the agreement. The Event Rights Partner bears all costs and responsibility for printing, marketing, and the sale of tickets, subject to SLC’s prior approval of ticket design. SLC reserves the President’s and Minister’s Boxes, a VIP Box, 100 grand stand tickets, and 50 complimentary tickets on each tier, at no cost to SLC.

Geographic Expansion

In addition to the LPL in Sri Lanka, IPG holds or has secured exclusive league management and commercial rights for several additional cricket properties in various stages of development. IPG holds exclusive 10-year rights to the Singapore T10 League, awarded by the Singapore Cricket Association, which encompasses TV and digital broadcasting rights, production rights, franchise sales rights, and league management rights for what is expected to be the first T10 cricket league featuring both men’s and women’s competitions, with six teams in the initial year expanding to eight from the third year. IPG holds exclusive 10-year rights to the Malaysian T20 League under a long-term agreement with the Malaysian Cricket Association on an exclusive basis, covering linear TV, digital, operations, marketing, and commercial rights. IPG holds exclusive 20-year rights to the Zimbabwe T20 Cricket League under an agreement with Zimbabwe Cricket, encompassing full league management, broadcasting, sponsorship, and franchise rights. IPG also holds exclusive 20-year rights to Kuwait’s T20 League, T10 League, and Legends League under an agreement with Kuwait Cricket. These expansion initiatives are in various stages of development and are expected to extend the Company’s footprint across high-growth emerging cricket markets. There can be no assurance that any of these expansion initiatives will be completed on the terms anticipated, or at all, or that they will generate the revenue or returns expected. For the year ended December 31, 2024, approximately 82% of IPG’s total revenue was generated from customers based in Sri Lanka, with the remaining 18% derived from Zimbabwe.

Technology and Live Production Capabilities

The Company operates at the intersection of cutting-edge broadcast engineering and experiential digital entertainment. Our infrastructure enables seamless content delivery across television, live streaming, and in-person activations from international cricket stadia and other venues. For purposes of ensuring that the production quality conforms to internationally recognized standards in keeping with ICC regulations as well as ensuring the brand image of SLC and of the LPL is duly maintained and built, the Company and its sub-licensees are required to meet minimum audio-visual production standards as set out in the Event Rights Agreement.

Key production capabilities include: live broadcast engineering utilizing 26 cameras per match (including 6 DOF robotic dolly Buggy Cam, Hawk-Eye DRS with minimum specifications, super slow-motion cameras (Sony HDC-4300 4K/LDX86 or similar), ultra-slow-motion cameras (NAC or similar), stump cameras with Zing LED technology, spider cam, drone, and standard Sony HDC 2500/3500/HDK97 cameras); Grass Valley Kayak HD 3.5 M/E vision mixing; EVS XT3 8/12-channel replay systems; Canon/Fujinon Super Wide lens arrays; satellite uplink and SNG distribution capabilities; and Hotspot technology for Decision Review System at the discretion of SLC. The Company is required to commit to broadcast/stream the feed live in full, covering every ball of each game, and to deliver a Clean Feed in High Definition in 16:9 aspect ratio, fully edited, completed, titled and synchronized as to dialogue, music and effects.

The Company also maintains studio and event production capabilities for the production of multiplatform content, branded formats, and digital programming, including comprehensive studio shows aired before, during, and after each day’s play. IPG’s broadcast technology platform includes Hawkeye DRS, spider cameras, drone cameras, buggy cameras, 3D HD cameras, and AR/VR graphics capabilities. IPG partners with leading cricket graphics solution providers, including aegraphics.tv and wTVision, which maintain long-standing working relationships with many of the world’s leading broadcasters, production houses, and sports governing bodies. IPG’s production crew includes experienced and world-renowned directors, skilled producers, cameramen, EVS operators, and broadcast engineers. Recent live broadcast productions (2023 – 2025) include the Bangladesh Tour of Sri Lanka, the West Indies Tour of Sri Lanka, the India Tour of Sri Lanka, LPL Seasons 4 and 5, the Legends Cricket Trophy, the Afghanistan Tour of Sri Lanka, the Zimbabwe Tour of Sri Lanka, ACC Men’s Under 19 Asia Cup, and the Ireland Tour of Zimbabwe, among others. These capabilities have also been applied to production for international cricket bilateral series across multiple continents since 2015.

Growth Strategy — Planned Verticals and Strategic Initiatives

Beyond the core IPG cricket operations, the Company is evaluating and pursuing a number of strategic initiatives to expand the Flash Sports & Media platform into adjacent verticals. These initiatives are in early stages and are subject to the negotiation and execution of definitive agreements, regulatory approvals, and the availability of sufficient capital. There can be no assurance that any of these initiatives will be consummated on the terms described below, or at all.

Recent Developments

Merger with Flash Sports and Media, Inc.

On February 17, 2026, urban-gro, Inc., a Delaware corporation entered into a Agreement and Plan of Merger (the “Merger Agreement”) with Flash Sports & Media, Inc., a Delaware corporation and UGRO Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company, pursuant to which the Company shall acquire Flash by way of a merger of the Merger Sub with and into Flash, with Flash being a wholly owned subsidiary of the Company and the surviving entity in the Merger.

Under the terms of the Merger Agreement, at the closing of the merger (the “Closing”), stockholders of Flash shall receive the right to receive (i) shares of UGRO Common Stock equal to 19.99% of the outstanding shares of UGRO calculated based on the outstanding shares of UGRO immediately prior to the issuance of 1,000,000 shares of Common Stock on January 23, 2026 (adjusted to 40,000 shares following the reverse stock split) as disclosed in the Current Report on Form 8-K filed January 29, 2026, to be issued to stockholders of the Company, pro rata in proportion to their respective stock ownership in the Company, and (ii) shares of UGRO Non-Voting Convertible Preferred Stock to be issued to the stockholders of Flash, pro rata in proportion to their respective stock ownership in Flash, in an aggregate amount such that, upon effectiveness of the conversion of such shares into Common Stock of UGRO, the total number of shares of UGRO Common Stock issuable to the stockholders of the Company (including the shares of UGRO Common Stock issued pursuant to clause (i) above) shall equal a number of shares determined by dividing (A) the agreed equity valuation of Flash as mutually agreed and determined by the parties pursuant to the Merger Agreement, by (B) $3.23, representing the closing price of UGRO Common Stock on February 17, 2026 (the “Reference Price”), with such quotient representing the aggregate number of shares of UGRO Common Stock issuable to the stockholders of Flash on a fully converted basis.

The ELOC Purchase Agreement

On February 4, 2026, we entered into the ELOC Purchase Agreement with the Selling Stockholder, pursuant to which we have the right, but not the obligation, to direct the Selling Stockholder to purchase up to $25,000,000 of the ELOC Shares upon satisfaction of certain terms and conditions contained in the ELOC Purchase Agreement. On April 20, 2026, we entered into an amendment to amend the purchase amount to $54,000,000. These terms and conditions include, but are not limited to, filing a registration statement with the SEC and registering the resale of any shares sold to the Selling Stockholder. The term of the ELOC Purchase Agreement began on the date of execution and ends on the earlier of (i) January 28, 2028, (ii) the date on which the Selling Stockholder shall have purchased the maximum amount of ELOC Shares, (iii) the effective date of any written notice of termination delivered pursuant to the terms of the ELOC Purchase Agreement, (iv) the registration statement is no longer effective after the initial effective date of the registration statement, or (v) the date that, pursuant to or within the meaning of any bankruptcy law, the Company commences a voluntary case or any person commences a proceeding against the Company, a custodian is appointed for the Company or for all or substantially all of its property or the Company makes a general assignment for the benefit of its creditors (the “Commitment Period”).

During the Commitment Period, the Company may direct the Selling Stockholder to purchase ELOC Shares by delivering a notice (a “Put Notice”) to the Selling Stockholder. The Company shall, in its sole discretion, select the amount of ELOC Shares requested by the Company in each Put Notice. However, such amount must not be less than $25,000 may not exceed the lesser of (i) $2,000,000 or (ii) 200% of the average dollar trading volume of the Common Stock during the three trading days immediately before the date of the Put Notice. The purchase price to be paid by the Selling Stockholder for the ELOC Shares included in a Put Notice (the “Purchase Price”) will be the lesser of (i) ninety percent (90%) of the average of the three lowest traded prices of the Company’s Common Stock during the ten trading days immediately preceding the date of the Put Notice and (ii) ninety percent (90%) of the lowest traded price of the Company’s Common stock on any trading day during the period beginning on the date of delivery of the Put Notice and continuing through the date that is three trading days immediately following the Clearing Date (as defined in the ELOC Purchase Agreement) (such period, the “Valuation Period”).

At any given time of any sale by us to the Selling Stockholder, we may not sell, and the Selling Stockholder may not purchase, ELOC Shares that would result in the Selling Stockholder beneficially owning more than 4.99% of our issued and outstanding Common Stock upon such issuance (the “Beneficial Ownership Limitation”). Additionally, the Company must obtain stockholder approval to issue an aggregate number of shares of Common Stock to the Selling Stockholder, under the ELOC Purchase Agreement, in excess of 136,845 shares of Common Stock. For purposes of the foregoing, and the Beneficial Ownership Limitation, the Commitment Shares will be aggregated with the ELOC Shares.

As consideration for the Selling Stockholder’s execution and delivery of the ELOC Purchase Agreement, we agreed to issue to the Selling Stockholder certain common stock purchase warrant for the purchase of 55,200 shares of the Common Stock at an exercise price of $12.50 per share, subject to adjustment. We are registering the Exercise Shares upon exercise of the Warrants under the Registration Statement.

In connection with the ELOC Purchase Agreement, the Company also entered a Warrant with the Selling Stockholder on February 4, 2026. Under the Warrant, the Selling Stockholder may exercise the Warrant during the period commencing on February 4, 2026 and ending on 5:00 p.m. eastern standard time on the date that is five (5) years after February 4, 2026.

In connection with the ELOC Purchase Agreement, the Company also entered a registration rights agreement with the Selling Stockholder on February 4, 2026 (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Company is obligated to file with the SEC a registration statement for the resale by the Investor of a specified number of shares of the Company’s Common Stock issuable according to the ELOC Purchase Agreement. The Company agreed to file such registration statement within forty-five (45) days of the execution of the ELOC Purchase Agreement, and to file one or more additional registration statements if necessary. The Registration Statement is being filed in order to satisfy our obligations under the ELOC Purchase Agreement related to registering for resale the ELOC Shares and the Commitment Shares.

In connection with the ELOC Purchase Agreement, the Company has reserved 200,000 shares of Common Stock with the Transfer Agent for issuance in connection with a Put Notice and/or an Exercise Notice. Such Reserve Shares do not represent issued or outstanding shares and are not being registered for resale pursuant to this registration statement.

The ELOC Purchase Agreement contains customary representations, warranties, agreements and conditions to completing future sale transactions, indemnification rights and obligations of the parties. Among other things, the Selling Stockholder represented to us, that it is an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D under the Securities Act). We have sold and will sell the shares of Common Stock under the ELOC Purchase Agreement in reliance upon an exemption from registration contained in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.

The ELOC Purchase Agreement and Warrant were executed prior to the Company’s 1-for-25 reverse stock split effected on February 9, 2026. All share numbers and per-share prices in this Registration Statement have been adjusted to reflect the reverse stock split. Under the terms of the Warrant, the exercise price and number of shares issuable upon exercise automatically adjusted upon the reverse stock split.

Gemini Loan Agreement Amendment and Default

On December 13, 2023, our wholly-owned subsidiary UG Construction, Inc. d/b/a Emerald Construction Management, Inc. (“UG Construction”) entered into (i) an interest only asset based revolving loan agreement (the “Loan Agreement”) with Gemini Finance Corp. (“Gemini”) pursuant to which Gemini extended to UG Construction a secured line of credit in an amount not to exceed $10,000,000, to be used to assist UG Construction and us with cash management, and (ii) a Secured Promissory Note — Revolving issued by UG Construction to Gemini (the “Promissory Note”). Pursuant to the Promissory Note, each draw was due and payable on or before 180 days after such draw is funded to UG Construction, subject to a mandatory pre-payment upon UG Construction’s receipt of payment for any invoice previously submitted and approved for financing by Gemini.

On March 18, 2025, UG Construction entered into an amendment to the Loan Agreement and Promissory Note and waiver with Gemini (the “Amendment”). Pursuant to the Amendment, Gemini waived any potential or perceived events of default arising under certain circumstances, which events did not constitute specified events of default under the Promissory Note or the Loan Agreement.

Pursuant to the Amendment, the Promissory Note was amended to provide that (i) the term during which Gemini may consider advances under the Loan Agreement has been extended to January 1, 2026, and (ii) the interest applied on the outstanding principal amount of the Promissory Note will accrue interest at an annual rate of 12%, and all accrued and unpaid interest shall be paid to Gemini on the first business day of each month for the prior month. The Amendment also amended the Loan Agreement to require monthly reporting of certain accounts receivable and to include a covenant that such accounts receivable equal or exceed 125% of the sum of the total amount drawn down under the Promissory Note, plus outstanding interest, as of the applicable measurement date. In connection with the execution of the Amendment, we issued to Gemini, as an amendment fee, 150,000 shares of our common stock.

On July 31, 2025, Gemini issued a notice of default to UG Construction claiming that UG Construction was in default under the line of credit due to a failure to submit receivables calculations and failing to maintain sufficient eligible accounts and to forward accounts receivable. The notice indicated that the remaining outstanding amount due under the line of credit of approximately $1.76 million was immediately due and payable with default of 1% per week accruing from the June 16, 2025 date of default claimed by Gemini, and that Gemini intended to pursue legal action if full payment was not received by August 8, 2025.

On August 21, 2025, we received a notification from Gemini stating that Gemini would proceed with a foreclosure and private sale of substantially all of the assets of UG Construction in an Article 9 sale process, pursuant to Section 9601 et seq. of the California Commercial Code (the “Asset Sale”). The Asset Sale occurred on September 4, 2025, at which Gemini acquired the assets constituting the collateral under the line of credit for $450,000.

On August 29, 2025, Gemini commenced a lawsuit captioned Gemini Finance Corp. v. UG Construction, Inc. et al., case number 25CV2259 W SBC, in the U.S. District Court for the Southern District of California, which lawsuit (the “Lawsuit”) included us and certain of our officers as defendants and pursuant to which Gemini claimed it was owed $1,486,189 (the “Claim Amount”).

On September 26, 2025, we entered into a Settlement and Mutual General Release (the “Gemini Settlement Agreement”) with Gemini. Pursuant to the terms of the Gemini Settlement Agreement, among other things, we agreed to file a joint motion requesting an expedited fairness hearing under Section 3(a)(10) of the Securities Act of 1933, as amended (the “Securities Act”), which motion was filed on September 30, 2025. Following such fairness hearing, and subject to the satisfaction of all applicable conditions and requirements of Section 3(a)(10) of the Securities Act, we agreed to issue to Gemini shares of our common stock that, upon sale by Gemini, would result in net proceeds to Gemini equal to the Claim Amount, provided that Gemini shall at no time be issued shares if it would beneficially own more than 4.99% of our common stock, and the aggregate number of shares issued to Gemini may not exceed 19.99% of our outstanding common stock as of immediately prior to the signing of the Gemini Settlement Agreement to the extent required by Nasdaq Listing Rule 5635. Additionally, Gemini agreed to use its best efforts to not sell common stock exceeding 10% of our daily volume on any given trading day. Upon the issuance of the last tranche of shares under the Gemini Settlement Agreement, Gemini will dismiss the Lawsuit with prejudice. The Gemini Settlement Agreement also included a customary mutual release of claims by the parties. The fairness hearing occurred on October 14, 2025.

Subsequent to December 31, 2025, the Company commenced issuing shares of common stock to Gemini Finance Corp. pursuant to the Gemini Settlement Agreement and the Section 3(a)(10) fairness hearing approved on October 14, 2025. Per the Company’s transfer agent records, Gemini held 6,000 shares (post-split) as of February 18, 2026, representing the 150,000 shares previously issued as an amendment fee adjusted for the 1-for-25 reverse stock split. Subsequent to the reverse stock split, the Company issued additional shares to Gemini pursuant to the settlement: 36,000 shares were issued on or about March 11, 2026, and an additional 36,000 shares were issued on or about March 24, 2026, with shares being surrendered and reissued in connection with Gemini’s sales of common stock on the open market. As of March 27, 2026, Gemini held 42,000 shares (post-split) on the Company’s transfer agent register, including both the original amendment fee shares and shares issued under the Section 3(a)(10) settlement. All issuances remain subject to the 4.99% beneficial ownership limitation and the 19.99% aggregate issuance cap set forth in the Gemini Settlement Agreement. As of March 27, 2026, total shares of common stock outstanding on the Company’s transfer agent register were approximately 1,128,140 (post-split).

As of the date of this prospectus, the Claim Amount has been paid in full and the outstanding balance owed to Gemini has been reduced to zero. The parties are in the process of dismissing the Lawsuit.

Agile Term Loan

On June 26, 2025, we and certain of our subsidiaries entered into a business loan and security agreement (the “Agile Loan Agreement”) with Agile Capital Funding, LLC and Agile Lending LLC (together, “Agile”).

Pursuant to the Agile Loan Agreement, Agile extended to us a term loan of $1,050,000.00 (the “Term Loan”) to be used to fund our general business requirements. The Agile Loan Agreement is for a term of twenty-eight weeks from its effective date and includes an administrative agent fee of $50,000.00 to be remitted to Agile, which was added to the amount of the loan. We could make a full prepayment or partial prepayment of the Term Loan, however, upon the prepayment of any principal amount, we would be obligated to pay a premium payment of principal, which would be equal to the aggregate and actual amount of interest that would be paid through the maturity date. The Agile Loan Agreement contains standard events of default and representations and warranties by us and Agile including a mandatory prepayment, and an additional five (5%) percent interest rate following the occurrence of an event of default. The term loan is evidenced by a secured promissory note issued by us to Agile. Pursuant to the Agile Loan Agreement, upon an event of default, Agile will receive a security interest in certain of our assets, subject to certain exceptions.

As of December 31, 2025, the Company had ceased making the required weekly payments of $54,000. The last payment was made on or about September 9, 2025. The outstanding principal balance was $675,000 at December 31, 2025. On February 19, 2026, the Company entered into a Forbearance Agreement with Agile, establishing total outstanding indebtedness of $1,380,524 (inclusive of accrued interest, default interest at 5%, and prepayment premiums). In satisfaction of this balance, the Company issued 331,640 shares of common stock (post-split) to Hudson Global Ventures, LLC through a series of exchanges between February 27 and March 25, 2026. The Agile indebtedness was fully satisfied as of March 25, 2026.

Grow Hill Default

On October 1, 2024, we entered into an asset-based term Loan Agreement with Grow Hill, LLC (“Grow Hill”) pursuant to which Grow Hill extended to us a secured loan of $2,100,000 with an origination fee of $100,000, which was added to the amount of the loan. The loan is evidenced by a Secured Promissory Note issued by us to Grow Hill. Grow Hill received a security interest in certain of our assets pursuant to a security agreement between us and Grow Hill (the “Security Agreement”), which does not include any assets of our subsidiaries.

On October 14, 2025, we received service of process for a lawsuit filed by Grow Hill against us in the District Court for the City and County of Denver, Colorado (Case No. 2025CV33546) alleging breach of contract and fraud. Pursuant the complaint, Grow Hill stated that we were in default under the Secured Promissory Note due to a failure to timely make payments, and elected to accelerate all amounts due under the Secured Promissory Note, including a default fee equal to 1% of the outstanding principal amount. We are currently investigating available options to resolve the complaint and intends to vigorously defend the allegation of fraud.

As of December 31, 2025, the Company was in default under the Grow Hill Secured Promissory Note. Monthly payments of $87,500 plus interest ceased after the April 2025 payment. The outstanding balance was approximately $1,487,500 at December 31, 2025. Subsequent to year-end, the Company is in discussions for the Grow Hill debt to be acquired by a third party.

The Grow Hill loan agreement contained a covenant requiring the Company to maintain a Receivable Ratio of at least 2.00:1.00, calculated monthly. The Company failed to maintain the required ratio, which constituted an event of default.

On April 20, 2026, the Company entered into certain assignment, forbearance and exchange agreements with Hudson Global Ventures, LLC relating to the Grow Hill indebtedness, as previously disclosed in the Company’s Current Report on Form 8-K filed with the SEC on April 24, 2026. As of the date of this prospectus, the outstanding balance under the Grow Hill loan has been paid in full and the related litigation has been dismissed.

J Brrothers Settlement

On August 8, 2025, we entered into a Settlement and Release Agreement (the “Settlement Agreement”) with J Brrothers LLC (“J Brrothers”) and Herb-a-More LLC relating to a dispute arising from amounts due for certain heating, ventilation and air conditioning equipment. Pursuant to the terms of the Settlement Agreement, among other things, we issued a promissory note to J Brrothers with an original principal amount of $395,556 and issued 150,000 unregistered shares of our common stock to J Brrothers. The note accrues simple interest at an annual rate of 12% and has a maturity date of March 18, 2026. The note must be repaid in monthly installments over a period of eight months, with the first seven payments being $50,000 per month and the final monthly payment being $64,047. Any remaining principal and accrued but unpaid interest will become due and payable on the maturity date, and the note may be prepaid without penalty. The note includes customary representations and warranties, customary events of default and a 17% default interest rate.

As of the date of this prospectus, no payments have been made under the note; however, the note is not currently in default, and the parties continue to work toward a resolution.

2WR of Georgia Sale

On August 27, 2025, certain of our subsidiaries entered into a Stock and Asset Purchase Agreement (the “2WR Purchase Agreement”) with 2WR Holdco, LLC (the “Buyer”). Pursuant to the 2WR Purchase Agreement, the Buyer acquired all of the outstanding shares of stock of 2WR of Georgia, Inc. and certain assets of our other subsidiaries relating to those entities’ business of providing commercial, industrial and municipal architectural and construction administration services for projects not involving CEA. The purchase price paid by the Buyer consisted of $2.0 million in cash, offset by a previous deposit of $500,000 and by any assumed indebtedness.

Nasdaq Deficiencies

On August 20, 2024, we received a notice from The Nasdaq Stock Market LLC (“Nasdaq”) stating that because we had not yet filed our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024, we were no longer in compliance with Nasdaq Listing Rule 5250(c)(1) (the “Timely Filing Requirement”). On November 21, 2024, we received a notice from Nasdaq stating that because we had not yet filed our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024. We continued to not be in compliance with the Timely Filing Requirement. On February 18, 2025, we filed each of our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2024 and September 30, 2024 and an amendment to our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, and on February 19, 2025 we filed an amendment to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, which amendments included restated financial statements for the periods covered therein. As a result of these filings, on February 24, 2025, the Listing Qualifications Department of Nasdaq notified us that we had regained compliance with the Timely Filing Requirement.

On February 24, 2025, we received a deficiency letter from Nasdaq notifying us that (i) for the last 30 consecutive business days, the bid price for our common stock had closed at a price of below $1.00 per share, which is the minimum closing price required to maintain continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Rule”), and (ii) because our stockholder’s equity was below $2.5 million as reported on our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2024, we no longer met the minimum stockholders’ equity requirement for continued listing on The Nasdaq Capital Market under Nasdaq Rule 5550(b)(1), requiring a minimum stockholders’ equity of $2.5 million (the “Stockholders’ Equity Requirement”).

On April 16, 2025, we received a notice from Nasdaq stating that because we had not yet filed our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “Form 10-K”), we were no longer in compliance the Timely Filing Requirement. On May 21, 2025, we received a notice from Nasdaq stating that because we had not yet filed our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2025 or our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, we continued to be out of compliance with the Timely Filing Requirement.

On August 18, 2025, we received a determination letter from Nasdaq stating that Nasdaq had determined that we did not file the Form 10-K and the Form 10-Q by August 15, 2025, the date required for the delinquent filings by an exception previously received from Nasdaq staff. The letter stated that, as a result, unless we timely requested an appeal, the trading of our common stock would be suspended at the opening of business on August 27, 2025 and a Form 25-NSE will be filed with the SEC, which would remove our common stock securities from listing and registration on Nasdaq. The letter also stated that we were not in compliance the Bid Price Rule and the Stockholders’ Equity Requirement. We timely requested an appeal to a Nasdaq Hearings Panel (the “Panel”).

On October 14, 2025, we attended a hearing before the Panel in connection with the determination letter. On October 30, 2025, we received a notice from Nasdaq notifying us that the Panel had determined to grant our request to continue our listing on The Nasdaq Capital Market, conditioned on us regaining compliance with the Timely Filing Requirement and the Stockholders’ Equity Requirement on or before December 31, 2025 and regaining compliance with the Bid Price Rule on or before January 28, 2026. During the exception period, we are required to provide prompt notification to the Panel of any significant event that may affect our compliance with Nasdaq requirements. Any documentation evidencing our compliance will be subject to review by the Panel, which may, in its discretion, request additional information before determining whether we have regained compliance.

On November 18, 2025, we received a determination letter from Nasdaq stating that because we did not timely file our Quarterly Report on Form 10-Q for the period ended September 30, 2025, the resulting filing delinquency would be an additional basis for delisting our securities pursuant to the Timely Filing Requirement. The letter notified us that the Panel would consider the matter in their decision regarding our continued listing on the Nasdaq Capital Market, and requested that we present our views with respect to the additional deficiency in writing by November 25, 2025. We made a submission to the Panel by the requested date.

On January 6, 2026, the Company received a determination letter (the “January 6, 2026 Determination”) from Nasdaq stating that because the Company did not hold an annual meeting of stockholders within twelve months from the Company’s prior fiscal year end as required by Nasdaq Listing Rule 5620(a), the resulting non-compliance would be an additional basis for delisting the Company’s securities. The January 6, 2026 Determination notified the Company that the Panel would consider the matter in their decision regarding the Company’s continued listing on the Nasdaq Capital Market, and requested that the Company present its views with respect to the additional deficiency in writing by January 9, 2026. The Company made a submission to the Panel by the requested date and requested an additional extension to comply with the Bid Price Rule, the Stockholders’ Equity Requirement, and the Timely Filing Requirement.

On January 13, 2026, the Panel notified us that it had granted a further extension to regain compliance with the Stockholders’ Equity Requirement, the Annual Meeting Requirement, and the Timely Filing Requirement on or before February 17, 2026 and with the Bid Price Rule on or before February 24, 2026. On January 30, 2026, we held our 2025 Annual Meeting. On February 9, 2026, we effected a 1-for-25 reverse stock split. On February 17, 2026, we completed the Merger and filed all delinquent reports. On March 4, 2026, Nasdaq confirmed we had regained compliance and placed us on a one-year Discretionary Panel Monitor under Listing Rule 5815(d)(4)(A). Although we regained compliance, there can be no assurance that we will maintain compliance with applicable Nasdaq Listing Rules. If we fail to meet the conditions set forth in our compliance plan or if Nasdaq delists our securities from trading for any other reason, we could face significant material adverse consequences, including:

•        a limited availability of market quotations for our securities;

•        reduced liquidity with respect to our securities;

•        a determination that our common stock is a “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our ordinary shares;

•        a limited amount of news and analyst coverage for our company; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Corporate Information

The mailing address of our principal executive office is 1751 Panorama Point, Unit G, Lafayette, Colorado 80026, and the office’s telephone number is (720) 390-3880. Our website is located at https://ir.urban-gro.com/. Information found on, or accessible through, our website is not a part of, and is not incorporated into this prospectus and any prospectus supplement and you should not consider it part of the prospectus or part of any prospectus supplement.

THE OFFERING

Common stock offered by the Selling Stockholders

Up to 55,865,074 shares of Common Stock, consisting of (i) up to 131,027 shares of Common Stock and up to 54,509,000 shares of Common Stock issuable upon the conversion of 54,509 shares of convertible preferred stock; (ii) 30,520 shares of Common Stock; (iii) up to 186,000 shares of Common Stock issuable upon exercise of the March Warrant and up to 186,000 shares Common Stock issuable upon conversion of the March Note; and (iv) up to 154,166 shares of Common Stock issuable upon exercise of the First April Warrant, up to 26,000 shares of Common Stock issuable upon exercise of the Second April Warrant and up to 642,361 shares Common Stock issuable upon conversion of the April Note.

Use of proceeds	We will not receive any proceeds from any sale of the Shares by the Selling Stockholders. See the section titled “Use of Proceeds.”
Risk factors

See “Risk Factors” on page 13 of this prospectus and under similar headings in the documents incorporated by reference into this prospectus for a discussion of the factors you should carefully consider before deciding to invest in our Common Stock.

Nasdaq Capital Market symbol	UGRO

RISK FACTORS

Investing in our securities involves risks. You should carefully consider the risks, uncertainties and other factors described in our most recent Annual Report on Form 10-K, as supplemented and updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that we have filed or will file with the Securities and Exchange Commission (the “SEC”), and in other documents which are incorporated by reference into this prospectus, including all future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, as well as the risk factors and other information contained in or incorporated by reference into any accompanying prospectus supplement before investing in any of our securities. Our financial condition, results of operations or cash flows could be materially adversely affected by any of these risks. The risks and uncertainties described in the documents incorporated by reference herein are not the only risks and uncertainties that you may face. For more information about our SEC filings, please see “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

We have a limited operating history under the Flash Sports & Media platform and may not be able to successfully execute our business plan.

The Company completed the Merger with Flash on February 17, 2026. Flash was incorporated on August 7, 2023 and had not generated any revenue prior to the Merger. While IPG, which is now a wholly owned subsidiary of Flash and therefore of the Company, has generated revenue from cricket-related operations since 2020, the combined entity has a limited operating history as a publicly traded sports and media company. There can be no assurance that we will be able to successfully integrate the operations of Flash, IPG, and the Company, or that we will achieve profitability. Our prospects must be considered in light of the risks and uncertainties encountered by companies in the early stages of development in rapidly evolving markets.

We are substantially dependent on a single contractual relationship with Sri Lanka Cricket for a significant majority of our revenue.

Substantially all of IPG’s revenue is derived from the commercialization of rights granted under the Master Event Rights Agreement with SLC for the Lanka Premier League. The loss, non-renewal, or material modification of this agreement would have a material adverse effect on our business, financial condition, and results of operations. The Event Rights Agreement requires annual payment of an Event Rights Fee or provision of a bank guarantee by March 15 of each year; failure to make timely payment could result in termination of the Company’s rights for that year. Although the agreement provides for automatic one-year renewals, IPG’s rights must be secured annually, and there can be no assurance that the agreement will be renewed on favorable terms, or at all.

We have a going concern qualification and a history of net losses and accumulated deficits.

Both IPG and Flash have received going concern qualifications from their respective auditors. As of December 31, 2024, IPG had an accumulated deficit of approximately $4.6 million and a working capital deficit of approximately $1.9 million. Flash had an accumulated deficit of $500,000 as of December 31, 2024 and had never generated revenue. The Company (legacy urban-gro) had an accumulated deficit of approximately $120.6 million and a stockholders’ deficit of approximately $40.9 million as of December 31, 2025. There can be no assurance that the combined entity will achieve or sustain profitability.

Our revenue is concentrated among a limited number of customers and geographies.

For the year ended December 31, 2024, approximately 82% of IPG’s total revenue was generated from customers based in Sri Lanka, with the remaining 18% derived from Zimbabwe. In 2023, sales to four customers individually exceeded 10% of IPG’s total revenue, collectively representing approximately 53% of total revenue. The loss of any significant customer or a significant reduction in business from Sri Lanka or Zimbabwe could have a material adverse effect on our financial performance. The Company continues to focus on efforts to diversify its customer base to mitigate such risks.

Our business is dependent on the continued popularity and growth of cricket, particularly T20 cricket, in our target markets.

Our revenue is substantially derived from the commercialization of T20 cricket league rights. Any decline in the popularity of cricket or T20 cricket in Sri Lanka, or in international markets where we distribute media content, could reduce demand for media rights, sponsorships, franchise ownership, and ticketing, which would materially and adversely affect our business, financial condition, and results of operations.

We are subject to risks associated with international operations.

The Company conducts operations in the United Arab Emirates, Sri Lanka, Zimbabwe, and other international markets, and is subject to risks inherent in international operations, including political and economic instability, currency fluctuation risk, regulatory uncertainty, foreign tax regimes (including the recently enacted UAE Corporate Tax), sanctions and trade restrictions, cultural and legal differences, and challenges in enforcing contractual rights across jurisdictions. Any of these factors could materially and adversely affect our operations and financial results.

We depend on key personnel, including the founder and chairman of IPG.

The Company’s success depends in significant part on the continued services and leadership of key individuals, including Anil Mohan Sankhdhar, the founder and chairman of IPG, who has been instrumental in building the Company’s relationships with SLC, franchise owners, sponsors, and broadcast partners, and Bradley Nattrass, the Company’s Chairman and Chief Executive Officer. The loss of any of these individuals’ services could have a material adverse effect on our business and operations. We do not currently maintain key-person life insurance on any of our executives.

Force majeure events, including pandemics, natural disasters, terrorism, and political unrest, could disrupt our tournament operations.

The LPL and our other cricket events are live, in-person sporting events that are subject to disruption or cancellation due to force majeure events. Under the Event Rights Agreement, the full Event Rights Fee remains payable by the Event Rights Partner to SLC even if the whole or any part of the Tournament is curtailed, cancelled, or abandoned due to any Force Majeure event, after the date of commencement of the Tournament. Force Majeure events include, but are not limited to, acts of God, war, riot, strike, civil commotion, terrorism, pandemics, epidemics, fire, earthquake, storm, flood, tsunami, explosion, and acts of Government. Any such disruption could materially and adversely affect our revenue, reputation, and operations.

Our expansion into new markets and new business verticals involves significant risks and uncertainties.

We have announced expansion plans for T20 cricket league operations in Malaysia, Zimbabwe, Bangladesh, and the United Arab Emirates. We are also pursuing potential strategic combinations and partnerships in the esports and entertainment sectors, including a potential combination with Infinity Esports & Gaming, a Latin American esports organization that operates gaming centers across multiple countries and holds branded intellectual properties, and the potential development of Dune Bridge Capital, an investment and strategic capital deployment vertical focused on film, television, sports, and digital media. Each of these initiatives involves significant execution risk, including the need to negotiate and execute definitive agreements, secure regulatory approvals, recruit qualified local personnel, obtain adequate financing, and build local infrastructure. As of the date of this Report, no definitive agreements have been entered into with respect to the esports or entertainment verticals. There can be no assurance that any of these expansion or diversification initiatives will be completed on the terms anticipated, or at all, or that they will generate the revenue or returns expected.

We face significant competition in the sports media and entertainment industry.

The sports media and entertainment industry is highly competitive. We compete for viewership, sponsorship dollars, franchise investment, media rights fees, and talent with larger, better-capitalized companies and established cricket leagues, including the IPL, BBL, CPL, PSL, and SA20. Many of our competitors have significantly greater financial, technical, marketing, and other resources than we do. There can be no assurance that we will be able to compete effectively.

Risks Related to the Merger and Integration

The Merger may not achieve its intended benefits, and integration of the combined businesses involves significant risks.

The success of the Merger depends on, among other things, our ability to successfully integrate the operations, technologies, and personnel of Flash, IPG, and the legacy urban-gro business, achieve anticipated revenue growth, realize cost synergies, and retain key customers, partners, and employees. Integration may be more difficult, time-consuming, or costly than expected, and there can be no assurance that we will realize the expected benefits of the Merger.

Following the Merger, former Flash stockholders are expected to own approximately 90% of the combined company, resulting in significant dilution to existing stockholders.

Under the terms of the Merger Agreement, Flash stockholders received shares of UGRO common stock equal to 19.99% of the outstanding shares immediately prior to certain prior issuances, as well as shares of newly created non-voting convertible preferred stock that, upon stockholder approval of the conversion, would result in former Flash stockholders owning approximately 90% of the combined company on a fully-converted basis. This represents substantial dilution to the Company’s existing stockholders.

The Company changed its independent auditor in connection with the Merger, which may increase the risk of accounting errors or restatements.

On February 27, 2026, the Company dismissed Sadler, Gibb & Associates, LLC as its independent registered public accounting firm and appointed Suri and Co., Chartered Accountants of Chennai, India to audit the Company’s financial statements for the year ended December 31, 2025. The transition to a new auditor during a period of significant business transformation increases the risk of accounting errors, delays in financial reporting, or the need for restatements.

We have a history of non-compliance with Nasdaq listing standards and may be unable to maintain our Nasdaq listing.

The Company has experienced multiple instances of non-compliance with Nasdaq listing standards, including the minimum bid price requirement, timely filing of periodic reports, minimum stockholders’ equity requirement, and annual meeting requirement. While the Company regained compliance with these requirements as of March 2026, Nasdaq has placed the Company on a one-year Discretionary Panel Monitor under Listing Rule 5815(d)(4)(A). Any future non-compliance could result in delisting, which would materially and adversely affect the liquidity and trading price of our common stock.

We have limited liquidity and may require additional financing to fund our operations.

As of December 31, 2025, the Company had cash of approximately $10,000 and negative working capital of approximately $41.1 million. Our ability to continue operations is dependent on our ability to generate sufficient revenue and/or obtain financing. There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition, and operating results.

We have significant outstanding liabilities and legal proceedings that could adversely affect our financial condition.

The Company has significant accounts payable, contract liabilities, notes payable, and accrued expenses. Additionally, the Company is subject to various legal proceedings, including lawsuits by creditors, equipment suppliers, and former contractors. Adverse outcomes in any of these proceedings could materially affect our financial position and results of operations.

Risks Related to Regulatory and Legal Matters

We are subject to anti-corruption, anti-bribery, and sports integrity laws and regulations.

The Company and its subsidiaries, sub-licensees, franchise holders, and team owners are required to comply with anti-corruption and anti-bribery laws in all jurisdictions in which we operate, as well as ICC anti-corruption codes. Any violation of these laws or codes could result in criminal penalties, fines, suspension, or termination of our Event Rights, any of which could have a material adverse effect on our business.

Changes in tax laws or regulations, including the recently enacted UAE Corporate Tax, could increase our tax burden.

IPG is subject to the UAE Corporate Tax Law effective January 1, 2024, which imposes a 9% tax on taxable income exceeding the exemption threshold. Changes in applicable tax laws or their interpretation, or the enactment of new taxes in jurisdictions where we operate, could increase our effective tax rate and adversely affect our financial results.

The Event Rights Agreement is governed by Sri Lankan law and disputes are subject to international arbitration, which may be costly and time-consuming.

The Event Rights Agreement is governed by the laws of Sri Lanka, and disputes are subject to arbitration in Colombo under the Rules of the International Chamber of Commerce. The number of arbitrators shall be three, and each party shall be entitled to select one arbitrator each, with the third selected jointly to act as Chairman of the Arbitral Tribunal. Enforcing contractual rights through international arbitration may be more costly, time-consuming, and uncertain than litigation in U.S. courts, and arbitral awards may be difficult to enforce in other jurisdictions.

We had negative cash flow from operations for the fiscal years ended December 31, 2025 and December 31, 2024.

We had negative cash flow from operations of $2.1 million and $3.0 million for the years ended December 31, 2025 and 2024, respectively. To the extent that we have negative cash flow from operations in future periods, we may need to allocate a portion of our cash reserves to fund such negative cash flow. We may also be required to raise additional funds through the issuance of equity or debt securities. We may not be able to generate positive cash flow from our operations and additional capital or other types of financing may not be available when needed or on terms favorable to us.

We may continue to incur losses in the near future, which may impact our ability to implement our business strategy and adversely affect our financial condition.

While we are focused significantly on controlling our operating expenses by managing variable expenses, employee count, and marketing activities in order to become cash flow positive, these measures may adversely affect our future operating results if we are unable to support the business effectively. In turn, this would have a negative impact on our financial condition and potentially our share price.

We may not become profitable or generate sufficient profits from operations in the future. If our revenues do not continue to grow or our gross profits deteriorate substantially, we are likely to continue to experience losses in future periods. Collectively, this may impact our ability to implement our business strategy and adversely affect our financial condition. This potentially would have a negative impact on our share price.

We may be forced to litigate to defend our intellectual property rights, or to defend against claims by third parties against urban-gro relating to intellectual property rights.

We may be forced to litigate to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of other parties’ proprietary rights. Any such litigation could be very costly and could distract our management from focusing on operating our business. The existence and/or outcome of any such litigation could harm our business.

We may not be able to successfully identify, consummate or integrate acquisitions or to successfully manage the impacts of such transactions on our operations.

Part of our business strategy includes pursuing synergistic acquisitions. We have expanded, and plan to continue to expand, our business by making strategic acquisitions and regularly seeking suitable acquisition targets to enhance our growth. Material acquisitions, dispositions and other strategic transactions involve a number of risks, including: (i) the potential disruption of our ongoing business; (ii) the distraction of management away from the ongoing oversight of our existing business activities; (iii) incurring indebtedness; (iv) the anticipated benefits and cost savings of those transactions not being realized fully, or at all, or taking longer to realize than anticipated; (v) an increase in the scope and complexity of our operations; and (vi) the loss or reduction of control over certain of our assets.

The pursuit of acquisitions may pose certain risks to us. We may not be able to identify acquisition candidates that fit our criteria for growth and profitability. Even if we are able to identify such candidates, we may not be able to acquire them on terms or financing satisfactory to us. We will incur expenses and dedicate attention and resources associated with the review of acquisition opportunities, whether or not we consummate such acquisitions.

Additionally, even if we are able to acquire suitable targets on agreeable terms, we may not be able to successfully integrate their operations with ours. Achieving the anticipated benefits of any acquisition will depend in significant part upon whether we integrate such acquired businesses in an efficient and effective manner. We may not be able to achieve the anticipated operating and cost synergies or long-term strategic benefits of our acquisitions within the anticipated timing or at all. The benefits from any acquisition will be offset by the costs incurred in integrating the businesses and operations. We may also assume liabilities in connection with acquisitions to which we would not otherwise be exposed. An inability to realize any or all of the anticipated synergies or other benefits of an acquisition as well as any delays that may be encountered in the integration process, which may delay the timing of such synergies or other benefits, could have an adverse effect on our business, results of operations and financial condition.

Our failure to meet the continued listing requirements of Nasdaq could result in the delisting of our Common Stock.

Although we regained compliance with Nasdaq’s continued listing requirements in March 2026, we are currently subject to a one-year Discretionary Panel Monitor. If we fail to maintain compliance during the monitoring period, Nasdaq may take steps to delist our common stock. Such a delisting would likely have a negative effect on the price of our common stock and would impair stockholders’ ability to sell or purchase our common stock when they wish to do so, as well as adversely affect our ability to issue additional securities and obtain additional financing in the future.

There can be no assurance that we will be able to regain compliance with the Bid Price Rule, the Timely Filing Requirement, or the Stockholders’ Equity Requirement, or will otherwise be in compliance with other applicable Nasdaq Listing Rules. If we fail to meet the conditions set forth in our compliance plan or if Nasdaq delists our securities from trading for any other reason, we could face significant material adverse consequences, including:

•        a limited availability of market quotations for our securities;

•        reduced liquidity with respect to our securities;

•        a determination that our common stock is a “penny stock” which will require brokers trading in our ordinary shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our ordinary shares;

•        a limited amount of news and analyst coverage for our company; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Our stock price could be extremely volatile. As a result, shareholders may not be able to re-sell their shares at or above the price they paid for them.

The market price of our common stock may be highly volatile and could be subject to wide fluctuations. Volatility in the market price of our common stock, as well as general economic, market or political conditions, may prevent shareholders from being able to sell their shares at or above the price they paid for their shares and may otherwise negatively affect the liquidity of our common stock. Shareholders may experience a decrease, which could be substantial, in the value of their stock, including decreases unrelated to our operating performance or prospects, and shareholders could lose part or all of their investment. The price of our common stock has been, and could continue to be, subject to wide fluctuations in response to a number of factors, including those described elsewhere in this Report and others such as:

•        our ability to generate sufficient revenues to achieve profitability and positive cash flow;

•        competition in our industry and our ability to compete effectively;

•        our ability to attract, recruit, retain and develop key personnel and qualified employees;

•        reliance on significant clients and third-party suppliers;

•        our ability to successfully identify and complete acquisitions and effectively integrate those acquisitions into our operations;

•        our actual or anticipated operating and financial results, including how those results vary from the expectations of management, securities analysts and investors;

•        changes in financial estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to us or other industry participants;

•        developments in our business or operations or our industry sectors generally;

•        any future offerings by us of our common stock;

•        any coordinated trading activities or large derivative positions in our common stock, for example, a “short squeeze” (a short squeeze occurs when a number of investors take a short position in a stock and have to buy the borrowed securities to close out the position at a time that other short sellers of the same security also want to close out their positions, resulting in a surge in stock prices, i.e., demand is greater than supply for the stock sold short);

•        legislative or regulatory changes affecting our industry generally or our business and operations specifically;

•        the operating and stock price performance of companies that investors consider to be comparable to us;

•        announcements of strategic developments, acquisitions, restructurings, dispositions, financings and other material events by us or our competitors;

•        actions by our current shareholders, including future sales of common shares by existing shareholders, including our directors and executive officers;

•        proposed or final regulatory changes or developments;

•        anticipated or pending regulatory investigations, proceedings, or litigation that may involve or affect us; and

•        the other factors described under Risk Factors in Part I, Item 1A of this Report.

In response to any one or more of these events, the market price of shares of our common stock could decrease significantly. In the past, securities class action litigation has often been initiated against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs and divert our management’s attention and resources and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Shareholders may be diluted by future issuances of preferred stock or additional common stock in connection with our incentive plans, acquisitions or otherwise; future sales of such shares in the public market, or the expectations that such sales may occur, could lower our stock price.

Our certificate of incorporation authorizes us to issue shares of our common stock and options, rights, warrants and appreciation rights relating to our common stock for the consideration and on the terms and conditions established by our Board in its sole discretion. We could issue a significant number of shares of common stock in the future in connection with investments or acquisitions. Any of these issuances could dilute our existing shareholders, and such dilution could be significant. Moreover, such dilution could have a material adverse effect on the market price for the shares of our common stock.

The future issuance of shares of preferred stock with voting rights may adversely affect the voting power of the holders of shares of our common stock, either by diluting the voting power of our common stock if the preferred stock votes together with the common stock as a single class, or by giving the holders of any such preferred stock the right to block an action on which they have a separate class vote, even if the action were approved by the holders of our shares of our common stock.

The future issuance of shares of preferred stock with dividend or conversion rights, liquidation preferences or other economic terms favorable to the holders of preferred stock could adversely affect the market price for our common stock by making an investment in the common stock less attractive. For example, investors in the common stock may not wish to purchase common stock at a price above the conversion price of a series of convertible preferred stock because the holders of the preferred stock would effectively be entitled to purchase common stock at the lower conversion price, causing economic dilution to the holders of common stock.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the development and growth of our business. We do not intend to pay any dividends to holders of our common stock in the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board taking into account various factors, including our business, operating results and financial condition, current and anticipated cash needs, plans for expansion, any legal or contractual limitations on our ability to pay dividends under our loan agreements or otherwise. As a result, if our Board does not declare and pay dividends, the capital appreciation in the price of our common stock, if any, will be our shareholders only source of gain on an investment in our common stock, and shareholders may have to sell some or all of their common stock to generate cash flow from their investment.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our common stock, its trading price and volume could decline.

We expect the trading market for our common stock to be influenced by the research and reports that industry or securities analysts publish about us, our business or our industry. If no additional securities or industry analysts commence coverage of our company, the trading price for our stock may be negatively impacted. If one or more of our covering analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline and our common stock to be less liquid. Moreover, if one or more of the analysts who cover us downgrades our stock or publishes inaccurate or unfavorable research about our business, or if our results of operations do not meet their expectations, our stock price could decline.

Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). An emerging growth company may take advantage of certain reduced reporting and other requirements that are otherwise generally applicable to public companies, as described above. We currently intend to take advantage of each of these exemptions. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make a comparison of our financial statements with the financial statements of a public company that is not an emerging growth company, or the financial statements of an emerging growth company that has opted out of using the extended transition period, difficult or impossible because of the potential differences in accounting standards used. We cannot predict if investors will find our common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our common stock.

Provisions of our certificate of incorporation and bylaws may delay or prevent a take-over that may not be in the best interests of our shareholders.

Provisions of our certificate of incorporation and bylaws may be deemed to have anti-takeover effects, which include when and by whom special meetings of our shareholders may be called, and may delay, defer or prevent a takeover attempt.

In addition, our certificate of incorporation authorizes the issuance of up to 3,000,000 shares of preferred stock with such rights and preferences determined from time to time by our Board. None of our preferred shares are currently issued or outstanding. Our Board may, without shareholder approval, issue preferred shares with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified Board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, and other applicable securities rules and regulations. Compliance with these rules and regulations involves significant legal and financial compliance costs, may make some activities more difficult, time-consuming or costly and may increase demand on our systems and resources, particularly after we are no longer an “emerging growth company,” as defined in the JOBS Act. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. We may need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be adversely affected.

As a result of disclosure of information in this Report and in filings required of a public company, our business and financial condition are highly visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

We are subject to ongoing regulatory burdens resulting from our public listing.

We continually work with our legal, accounting and financial advisors to identify those areas in which changes should be made to our financial management control systems to manage our obligations as a public company listed on Nasdaq. These areas include corporate governance, corporate controls, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas, including our internal controls over financial reporting. However, these and other measures that we might take may not be sufficient to allow us to satisfy our obligations as a public company listed on Nasdaq on a timely basis. In addition, compliance with reporting and other requirements applicable to public companies listed on Nasdaq creates additional costs for us and requires the time and attention of management. The additional costs that we incur, the timing of such costs and the impact that management’s attention to these matters may adversely affect our business and operating results.

We have identified material weaknesses in our internal control over financial reporting. If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results and prevent fraud. As a result, current and potential shareholders could lose confidence in our financial statements, which would harm the trading price of our common shares.

Companies that file reports with the SEC, including us, are subject to the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404. SOX 404 requires management to establish and maintain a system of internal control over financial reporting and annual reports on Form 10-K filed under the Exchange Act to contain a report from management assessing the effectiveness of a company’s internal control over financial reporting. Separately, under SOX 404, as amended by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, public companies that are large accelerated filers or accelerated filers must include in their annual reports on Form 10-K an attestation report of their regular auditors attesting to and reporting on management’s assessment of internal control over financial reporting. Non-accelerated filers and smaller reporting companies, like us, are not required to include an attestation report of their auditors in annual reports.

We are highly dependent on our management team, and the loss of our executive officers or other key employees could harm our ability to implement our strategies, impair our relationships with clients and adversely affect our business, results of operations and growth prospects.

Our success depends, in large degree, on the skills of our management team and our ability to retain, recruit and motivate key officers and employees. Our senior executive leadership team has significant experience, and their knowledge and relationships would be difficult to replace. Leadership changes will occur from time to time, and we cannot predict whether significant resignations will occur or whether we will be able to recruit additional qualified personnel. Competition for senior executives and skilled personnel in the horticulture industry is intense, which means the cost of hiring, paying incentives and retaining skilled personnel may continue to increase.

We need to continue to attract and retain key personnel and to recruit qualified individuals to succeed existing key personnel to ensure the continued growth and successful operation of our business. In addition, as a provider of custom-tailored horticulture solutions, we must attract and retain qualified personnel to continue to grow our business, and competition for such personnel can be intense. Our ability to effectively compete for senior executives and other qualified personnel by offering competitive compensation and benefit arrangements may be restricted by cash flow and other operational restraints. The loss of the services of any senior executive or other key personnel, or the inability to recruit and retain qualified personnel in the future, could have a material adverse effect on our business, financial condition or results of operations. In addition, to attract and retain personnel with appropriate skills and knowledge to support our business, we may offer a variety of benefits, which could reduce our earnings or have a material adverse effect on our business, financial condition or results of operations.

Our insurance may not adequately cover our operating risk.

We have insurance to protect our assets, operations and employees. While we believe our insurance coverage addresses all material risks to which we are exposed and is adequate and customary in our current state of operations, such insurance is subject to coverage limits and exclusions and may not be available for the risks and hazards to which we are exposed. In addition, such insurance may not be adequate to cover our liabilities or may not be generally available in the future or, if available, premiums may not be commercially justifiable. If we were to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if we were to incur such liability at a time when we are not able to obtain liability insurance, our business, results of operations and financial condition could be materially adversely affected.

We may be exposed to currency fluctuations.

Although our revenues and expenses are expected to be predominantly denominated in United States dollars, we may be exposed to currency exchange fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets. Fluctuations in the exchange rate between the U.S. dollar, the Canadian dollar, the Euro, and the currency of other regions in which we may operate may have a material adverse effect on our business, financial condition and operating results. We may, in the future, establish a program to hedge a portion of our foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements. However, even if we develop a hedging program, there can be no assurance that it will effectively mitigate currency risks.

Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.

U.S. generally accepted accounting principles (“U.S. GAAP”) and related pronouncements, implementation guidelines and interpretations with regard to a wide variety of matters that are relevant to our business, such as, but not limited to, revenue recognition, stock-based compensation, trade promotions, and income taxes are highly complex and involve many subjective assumptions, estimates and judgments by our management. Changes to these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change our reported results.

Our ability to maintain our reputation is critical to the success of our business, and the failure to do so may materially adversely affect our business and the value of our common stock.

Our reputation is a valuable component of our business. Threats to our reputation can come from many sources, including adverse sentiment about our industry generally, unethical practices, employee misconduct, failure to deliver minimum standards of service or quality, compliance deficiencies, and questionable or fraudulent activities of our clients. Negative publicity regarding our business, employees, or clients, with or without merit, may result in the loss of clients, investors and employees, costly litigation, a decline in revenues and increased governmental regulation. If our reputation is negatively affected, by the actions of our employees or otherwise, our business and, therefore, our operating results and the value of our common stock may be materially adversely affected.

USE OF PROCEEDS

All shares of Common Stock offered by this prospectus are being registered for resale by the Selling Stockholders. We will not receive any of the proceeds from the sale of these securities. The Selling Stockholders will bear all commissions and discounts, if any, attributable to the resale of the shares of Common Stock.

All of the Shares offered by the Selling Stockholders pursuant to this prospectus will be sold by the Selling Stockholders for their respective accounts. We will not receive any proceeds from any such sales.

The Selling Stockholders will pay any discounts, commissions, fees of underwriters, selling brokers, dealer managers or similar securities industry professionals and expenses incurred by the Selling Stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the Shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the Shares covered by this prospectus, including, without limitation, filing and printing fees, listing fees and fees and expenses of our counsel and our accountants.

DESCRIPTION OF THE TRANSACTIONS

Merger with Flash Sports and Media, Inc.

On February 17, 2026, urban-gro, Inc., a Delaware corporation entered into a Agreement and Plan of Merger (the “Merger Agreement”) with Flash Sports & Media, Inc., a Delaware corporation and UGRO Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Company, pursuant to which the Company shall acquire Flash by way of a merger of the Merger Sub with and into Flash, with Flash being a wholly owned subsidiary of the Company and the surviving entity in the Merger.

Under the terms of the Merger Agreement, at the closing of the merger (the “Closing”), stockholders of Flash shall receive the right to receive (i) shares of UGRO Common Stock equal to 19.99% of the outstanding shares of UGRO calculated based on the outstanding shares of UGRO immediately prior to the issuance of 1,000,000 shares of Common Stock on January 23, 2026 (adjusted to 40,000 shares following the reverse stock split) as disclosed in the Current Report on Form 8-K filed January 29, 2026, to be issued to stockholders of the Company, pro rata in proportion to their respective stock ownership in the Company, and (ii) shares of UGRO Non-Voting Convertible Preferred Stock to be issued to the stockholders of Flash, pro rata in proportion to their respective stock ownership in Flash, in an aggregate amount such that, upon effectiveness of the conversion of such shares into Common Stock of UGRO, the total number of shares of UGRO Common Stock issuable to the stockholders of the Company (including the shares of UGRO Common Stock issued pursuant to clause (i) above) shall equal a number of shares determined by dividing (A) the agreed equity valuation of Flash as mutually agreed and determined by the parties pursuant to the Merger Agreement, by (B) $3.23, representing the closing price of UGRO Common Stock on February 17, 2026 (the “Reference Price”), with such quotient representing the aggregate number of shares of UGRO Common Stock issuable to the stockholders of Flash on a fully converted basis.

Consulting Agreement

On November 20, 2025, the Company entered into a consulting agreement (the “Consulting Agreement”) with Hudson Global Ventures, LLC (the “Consultant”), pursuant to which the Consultant agreed to provide the Company with business advisory services, guidance on growth strategies, and networking on a non-exclusive basis for a term of three (3) months from the effective date. In consideration for the Consultant’s services, the Company issued 763,018 shares of Common Stock to the Consultant, which shares were fully earned as of the effective date of the Consulting Agreement. The Consulting Agreement further provides that if (i) the merger transaction between the Company and Flash Sports & Media, Inc. is consummated and (ii) the closing price of the Common Stock on the date that is six (6) months from the date of the Consulting Agreement is lower than $0.70, the Company shall pay to the Consultant the “Cash Amount,” which is defined as $500,000 minus the “Share Value” (calculated as such closing price multiplied by the number of shares issued under the Consulting Agreement). In addition, if the Common Stock becomes a “penny stock” as defined in SEC Rule 240.3a51-1, the remaining shares held by the Consultant shall be automatically canceled and extinguished, and the Company shall pay to the Consultant a redemption amount in cash equal to the number of remaining shares multiplied by the closing price of the Common Stock on the date of the Consulting Agreement. After giving effect to the 1-for-25 reverse stock split, 763,018 shares of common stock are equivalent to 30,520 shares of common stock.

March 2026 AHP Transaction

On March 23, 2026, the Company entered into a Securities Purchase Agreement (the “March Purchase Agreement”) with AHP, pursuant to which the Company issued to AHP a Convertible Promissory Note (the “March Note”) and a Common Stock Purchase Warrant (the “March Warrant”).

The March Note has a total principal amount of up to $1,395,000, with a corresponding purchase price of up to $1,260,000, resulting in an original issue discount of up to $135,000. In connection with the funding of the First Tranche, the Holder paid $420,000 of the purchase price, resulting in an outstanding principal amount of $465,000, consisting of the First Tranche amount plus the prorated portion of the original issue discount. The March Note bears a one-time interest charge of twelve percent (12%) on the principal amount with respect to each tranche. The maturity date for each tranche is twelve (12) months from the date the respective portion of the purchase price was funded by the Holder.

The March Note is convertible, at the option of the Holder, into shares of Common Stock at a conversion price equal to the lesser of (i) the Fixed Price of $2.50 per share or (ii) the Market Price, defined as 75% of the average of the three (3) lowest traded prices of the Common Stock on the principal market during the ten (10) Trading Days immediately preceding the respective conversion date. The Holder’s right to convert is subject to a beneficial ownership limitation of 4.99% of the outstanding shares of Common Stock, and an Exchange Cap as defined in the March Purchase Agreement. The Holder may not convert the Note prior to the earlier of (i) the date that is six (6) calendar months after the Issue Date or (ii) the date the Conversion Shares are registered for resale under a registration statement filed by the Company.

In connection with the March Purchase Agreement, the Company issued to AHP the March Warrant to purchase up to 186,000 shares of Common Stock at an initial exercise price of $2.50 per share, exercisable at any time during the five (5) year period commencing on the issuance date. The March Warrant may be exercised on a cash or cashless basis. The exercise of the March Warrant is subject to a beneficial ownership limitation of 4.99% of the outstanding Common Stock.

April 2026 AHP Transaction

On April 7, 2026, the Company entered into a Securities Purchase Agreement (the “April Purchase Agreement”) with AHP, pursuant to which the AHP agreed to purchase, and the Company agreed to issue and sell to the Buyer, a 12% secured promissory note (the “April Note”) in an aggregate principal amount of up to $2,775,000, at an aggregate purchase price of up to $2,525,000, in one or more tranches.

Pursuant to the April Purchase Agreement, AHP funded the first tranche in the original principal amount of $2,225,495.05 (the “First Tranche”) for a purchase price of $2,025,000 (the “Purchase Price”). AHP withheld $25,000 from the Purchase Price to cover the AHP’s legal fees in connection with the First Tranche.

The April Note is convertible into shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), subject to certain limitations, including a beneficial ownership limitation of 4.99% and an exchange cap, unless the Company obtains stockholder approval as required by applicable Nasdaq rules. The conversion price is equal to the lesser of (i) a fixed price of $36.00 per share (subject to adjustment) and (ii) 80% of the average of the three lowest traded prices of the Common Stock on the Company’s principal market during the ten trading days immediately preceding the applicable conversion date (subject to adjustment).

In connection with the funding of the First Tranche, the Company issued to AHP (i) a Common Stock purchase warrant to purchase up to 154,166 shares of Common Stock at an initial exercise price of $18.00 per share (the “First Warrant”) and (ii) a pre-funded Common Stock purchase warrant to purchase up to 26,000 shares of Common Stock at an initial exercise price of $0.01 per share (the “Second Warrant,” and together with the First Warrant, the “Warrants”). The First Warrant is exercisable for a period ending five (5) years after April 7, 2026, and contains customary provisions regarding, among other things, cashless exercise (in certain circumstances), beneficial ownership limitations and adjustments upon certain corporate events.

The April Purchase Agreement also provides for a potential second tranche funding. Subject to satisfaction of certain conditions, including (among other things) the absence of defaults, compliance with covenants, and the Company’s filing of its Annual Report on Form 10-K for the year ended December 31, 2025 with audited financial statements (the “10-K Filing Condition”), AHP agreed to fund an additional $500,000 purchase price under the April Note (the “Second Tranche”). At the closing of the Second Tranche, the principal amount outstanding under the April Note would increase by $549,504.95 (including the prorated portion of original issue discount), and the accrued interest charge would increase by $65,940.60.

SELLING STOCKHOLDERS

The Common Stock being offered by the Selling Stockholders are those previously issued to the Selling Stockholders, and those issuable to the Selling Stockholders, as applicable, upon conversion of the Preferred Shares, March Warrant, March Note, First April Warrant, Second April Warrant and April Note. For additional information regarding the issuances of those Shares, see “Description of the Transactions” above. Except for the ownership of the Shares of capital stock, the Selling Stockholders have not had any material relationship with us within the past three years.

The table below lists the Selling Stockholders and other information regarding the beneficial ownership of the shares of Common Stock by each of the Selling Stockholders. The second column lists the number of shares of Common Stock beneficially owned by each Selling Stockholder, based on its ownership of the shares of capital stock, as of May 6, 2026, assuming conversion of the shares of the Preferred Shares, March Warrant, March Note, First April Warrant, Second April Warrant and April Note as applicable, held by the Selling Stockholders on that date, without regard to any limitations on conversion or exercise.

The third column lists the shares of Common Stock being offered by this prospectus by the Selling Stockholders.

The fourth column assumes the sale of all of the shares offered by the Selling Stockholders pursuant to this prospectus.

The issuance of shares of Common Stock upon conversion of the Preferred Stock may be subject to limitations under applicable Nasdaq listing rules, including the requirement to obtain stockholder approval prior to issuing shares of Common Stock in excess of 19.99% of the Company’s outstanding Common Stock (the “Exchange Cap”). The number of shares set forth in the second and fourth columns of the table below do not reflect these limitations, as the share amounts have been calculated on a fully converted basis. The Selling Stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to Offering(1)	Maximum Number of Shares to be Sold Pursuant to this Prospectus	Shares of Common Stock Beneficially Owned After this Offering(2)
			Number of Shares	Percentage of Shares(3)
Annapurna Gundlapalli(4)	26,765,538	26,765,538	0	*
Annapurna Gundlapalli Revocable Trust(5)	2,726,538	2,726,538	0	*
Lionhart LLC(6)	2,726,538	2,726,538	0	*
Circle Elite LLC(7)	2,726,538	2,726,538	0	*
Blue Cap Ventures, LLC(8)	2,784,325	2,784,325	0	*
Sea Rider Capital, LLC(9)	2,759,074	2,726,538	32,536	*
Sansur Associates, LLC(10)	2,726,538	2,726,538	0	*
Carolinas Properties, LLC(11)	2,726,538	2,726,538	0	*
Vevey Software Solutions LLC(12)	2,726,538	2,726,538	0	*
Arvoda Consulting LLC(13)	1,092,620	1,092,620	0	*
Phoenix S Trust LLC(14)	2,726,538	2,726,538	0	*
Hunterdon Outreach Programs(15)	546,310	546,310	0	*
Kesav Riaa, LLC(16)	546,310	546,310	0	*
Awareness USA, Inc. (501(c)(3))(17)	546,310	546,310	0	*
Sanatana Dharma Foundation, Inc. (501(c)(3))(18)	546,310	546,310	0	*
Hudson Global Ventures, LLC	30,520	30,520	0	*
Agile Hudson Partners LLC	1,194,527	1,194,527	0	*

____________

*        Less than one percent (1%)

(1)      Includes (i) shares of Common Stock issued to the selling stockholder at the closing of the Merger (ii) shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by such selling stockholder, (iii) shares of Common Stock issuable upon conversion of Notes and the assumed exercise of the Warrants and (iv) shares of Common Stock issued in connection with the Consulting Agreement.

(2)      Assumes the sale of all shares of our Common Stock being offered for resale pursuant to this prospectus.

(3)      Applicable percentage ownership is based on approximately 57,493,382 shares of Common Stock outstanding after giving effect to the assumed conversion of the Preferred Shares and Notes and the assumed exercise of the Warrants held by the applicable Selling Stockholder.

(4)      Consists of 6,538 common shares currently held and 26,759,000 common shares underlying Series B Preferred Stock held by such selling stockholder.

(5)      Consists of 6,538 common shares currently held and 2,720,000 common shares underlying Series B Preferred Stock held by such selling stockholder.

(6)      Consists of 6,538 common shares currently held and 2,720,000 common shares underlying Series B Preferred Stock held by such selling stockholder.

(7)      Consists of 6,538 common shares currently held and 2,720,000 common shares underlying Series B Preferred Stock held by such selling stockholder.

(8)      Consists of 64,325 common shares currently held and 2,720,000 common shares underlying Series B Preferred Stock held by such selling stockholder.

(9)      Consists of 39,074 common shares currently held and 2,720,000 common shares underlying Series B Preferred Stock held by such selling stockholder.

(10)    Consists of 6,538 common shares currently held and 2,720,000 common shares underlying Series B Preferred Stock held by such selling stockholder.

(11)    Consists of 6,538 common shares currently held and 2,720,000 common shares underlying Series B Preferred Stock held by such selling stockholder.

(12)    Consists of 6,538 common shares currently held and 2,720,000 common shares underlying Series B Preferred Stock held by such selling stockholder.

(13)    Consists of 2,620 common shares currently held and 1,090,000 common shares underlying Series B Preferred Stock held by such selling stockholder.

(14)    Consists of 6,538 common shares currently held and 2,720,000 common shares underlying Series B Preferred Stock held by such selling stockholder.

(15)    Consists of 1,310 common shares currently held and 545,000 common shares underlying Series B Preferred Stock held by such selling stockholder.

(16)    Consists of 1,310 common shares currently held and 545,000 common shares underlying Series B Preferred Stock held by such selling stockholder.

(17)    Consists of 1,310 common shares currently held and 545,000 common shares underlying Series B Preferred Stock held by such selling stockholder.

(18)    Consists of 1,310 common shares currently held and 545,000 common shares underlying Series B Preferred Stock held by such selling stockholder.

PLAN OF DISTRIBUTION

Each Selling Stockholder of the securities and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on the Nasdaq Capital Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A Selling Stockholder may use any one or more of the following methods when selling securities:

•        ordinary brokerage transactions and transactions in which the broker dealer solicits purchasers;

•        block trades in which the broker dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•        purchases by a broker dealer as principal and resale by the broker dealer for its account;

•        an exchange distribution in accordance with the rules of the applicable exchange;

•        privately negotiated transactions;

•        settlement of short sales effected after the effective date of the registration statement of which this prospectus is a part;

•        in transactions through broker dealers that agree with the Selling Stockholders to sell a specified number of such securities at a stipulated price per security;

•        through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•        a combination of any such methods of sale; or

•        any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker dealers engaged by the Selling Stockholders may arrange for other brokers dealers to participate in sales. Broker dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this Prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA Rule 2121.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with the sale of the securities or interests therein, the Selling Stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each Selling Stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

The Company is required to pay certain fees and expenses incurred by the Company incident to the registration of the securities. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Company to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the Common Stock for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Common Stock by the Selling Stockholders or any other person. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

DESCRIPTION OF CAPITAL STOCK

The following summary describes our Common Stock that is registered pursuant to Section 12 of the Exchange Act. Only our Common Stock is registered under Section 12 of the Exchange Act. This summary contains a discussion of only the material terms and provisions of our governing documents and Common Stock and is qualified by reference to our amended and restated certificate of incorporation and bylaws, copies of which have been filed with the SEC as exhibits to the Registration Statement. For purposes of this description, references to the “Company,” “we,” “our” and “us” refer only to the Company and not to our subsidiaries.

Authorized and Outstanding Capital Stock

Our authorized capital stock consists of 200,000,000 shares of Common Stock, $0.001 par value per share. A 1-for-25 reverse stock split was effective on February 9, 2026. As of May 6, 2026 there were 1,658,828 shares of Common Stock issued and outstanding held by 101 stockholders of record. If the Preferred Shares, Notes and the assumed exercise of the Warrants held by the applicable Selling Stockholder are converted in full, our total outstanding shares of common stock would increase to approximately 57,493,382 shares. See “Description of the Transactions” Our certificate of incorporation authorizes the issuance of up to 3,000,000 shares of preferred stock with such rights and preferences determined from time to time by our Board. None of our preferred shares are currently issued or outstanding. Our Board may, without shareholder approval, issue preferred shares with dividends, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock.

Securities Offered in this Offering

This prospectus relates to the resale from time to time of up to 55,865,074 shares of Common Stock, consisting of (i) up to 131,027 shares of Common Stock and up to 54,509,000 shares of Common Stock issuable upon the conversion of 54,509 shares of convertible preferred stock; (ii) 30,520 shares of Common Stock; (iii) up to 186,000 shares of Common Stock issuable upon exercise of the March Warrant and up to 186,000 shares Common Stock issuable upon conversion of the March Note; and (iv) up to 154,166 shares of Common Stock issuable upon exercise of the First April Warrant, up to 26,000 shares of Common Stock issuable upon exercise of the Second April Warrant and up to 642,361 shares Common Stock issuable upon conversion of the April Note.

Holders of our Common Stock are entitled to one vote for each share of Common Stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Except as described under the section of this prospectus entitled “Description of Capital Stock — Anti-Takeover Effects of Delaware Law and Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws” below, a majority vote of the holders of Common Stock present at a meeting in which a quorum is present is generally required to take action under our certificate of incorporation and bylaws. Holders of our Common Stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. Upon our dissolution, liquidation or winding up, holders of our Common Stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding. Holders of our Common Stock have no preemptive, subscription, redemption, or conversion rights, and no sinking fund provisions are applicable to our Common Stock. The rights, preferences, and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Anti-Takeover Effects of Delaware Law and Provisions of Our Amended and Restated Certificate of Incorporation and Bylaws

Certain provisions of the Delaware General Corporation Law (the “DGCL”) and of our certificate of incorporation and bylaws effective immediately prior to the completion of this offering could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and, as a consequence, they might also inhibit temporary fluctuations in the market price of our Common Stock that often result from actual or rumored hostile takeover attempts. These provisions are also designed in part to encourage anyone seeking to acquire control of us to first negotiate with our board of directors. These provisions might also have the effect of preventing changes in our board of directors or management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

However, we believe that the advantages gained by protecting our ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of our Common Stock, because, among other reasons, the negotiation of such proposals could improve their terms.

Delaware Takeover Statute

We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•        before the stockholder became interested, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•        upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•        at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•        any merger or consolidation involving the corporation and the interested stockholder;

•        any sale, transfer, lease, pledge, exchange, mortgage or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•        subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•        subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•        the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Provisions of Our Certificate of Incorporation and Bylaws

Our certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or discouraging another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

Election of Directors

The election of directors is determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at each annual stockholder meeting and entitled to vote thereon, except that if any annual stockholder meeting will not be held, such election will take place at any stockholders meeting called and held in accordance with the DGCL.

Stockholder Meetings

Our bylaws provide that annual stockholder meetings will be held at a date, time, and place — whether remote or in person — as determined by our board of directors. Any stockholder seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders, must provide written or printed notice of the annual meeting of stockholders stating the place, day and hour of the meeting, and in case of a meeting held by remote communication stating such means, will be delivered not less than ten nor more than 60 calendar days before the date of the meeting, either personally or by mail, to each stockholder of record entitled to vote at such meeting. Only the board of directors may call a special meeting of the stockholders upon delivery of the written notice described above, with such notice also setting forth the purpose(s) for which the meeting has been called. Our bylaws provide that our board of directors may adopt by resolution such rules and regulations for the conduct of stockholders meetings as the board of directors deems appropriate. Except to the extent inconsistent with such rules and regulations as adopted by our board of directors, the chairman of any meeting of the stockholders has the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. These rules, regulations, or procedures, may include, without limitation: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (f) limitations on the time allotted to questions or comments by participants.

Amendment to certificate of incorporation and bylaws.

As required by the DGCL, any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment, and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, directors, limitation of liability and the amendment of our amended and restated certificate of incorporation must be approved by not less than two-thirds of the outstanding shares entitled to vote on the amendment, and not less than two-thirds of the outstanding shares of each class entitled to vote thereon as a class. Our bylaws may be amended by the affirmative vote of a majority vote of the directors then in office or a majority of our stockholders.

Transfer Agent and Registrar

Our transfer agent and registrar for our Common Stock is Equiniti Trust Company LLC, 28 Liberty Street, Floor 53, New York, NY 10005.

Listing

Our Common Stock is listed on Nasdaq under the trading symbol “UGRO”.

LEGAL MATTERS

The validity of the issuance of the securities offered by this prospectus will be passed upon for us by Whiteford, Taylor & Preston LLP.

EXPERTS

The financial statements of urban-gro, Inc. as of and for the year ended December 31, 2025, incorporated by reference in this Registration Statement on Form S-1, have been audited by Suri and Co., Chartered Accountants, an independent registered public accounting firm, as stated in their report.

The financial statements of urban-gro, Inc. as of and for the years ended December 31, 2024 and 2023, incorporated by reference in this Registration Statement, have been audited by Sadler, Gibb & Associates, LLC, an independent registered public accounting firm, as stated in their report.

Such financial statements are incorporated by reference in reliance upon the reports of such firms given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s website at www.sec.gov. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Our website address is https://urban-gro.com/. The information contained on, or that can be accessed through, our website is not a part of this prospectus or incorporated by reference into this prospectus or any prospectus supplement, and you should not consider information on our website to be part of this prospectus. We have included our website address as an inactive textual reference only.

This prospectus is part of a registration statement that we filed with the SEC and does not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as provided below. Forms of the documents establishing the terms of the offered securities are or may be filed as exhibits to the registration statement. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may obtain the registration statement and exhibits to the registration statement from the SEC’s website, as provided above.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information from other documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus.

We incorporate by reference into this prospectus and the registration statement of which this prospectus forms a part the information or documents listed below that we have filed with the SEC, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of the initial filing of the registration statement of which this prospectus is a part and prior to effectiveness of such registration statement, and until the termination of the offering of the shares covered by this prospectus (other than information furnished under Item 2.02 or Item 7.01 of Form 8-K):

•        Our Annual Report on Form 10-K and 10-K/A for the fiscal year ended December 31, 2025, filed on April 15, 2026 and April 21, 2026; and;

•        our Current Reports on Form 8-K filed on January 29, 2025, February 5, 2025, February 6, 2025, February 19, 2025, February 25, 2025, February 28, 2025, March 21, 2025, April 18, 2025, May 23, 2025, July 2, 2025, August 6, 2025, August 13, 2025, August 14, 2025, August 22, 2025, September 2, 2025, October 3, 2025, October 7, 2025, October 14, 2025, October 20, 2025, October 31, 2025, November 12, 2025, November 24, 2025, January 8, 2026, January 20, 2026, January 29, 2026, January 30, 2026, February 5, 2026, February 10, 2026, February 18, 2026 (as amended on February 18, 2026), February 19, 2026, February 25, 2026, March 5, 2026, March 9, 2025, April 6, 2026, April 14, 2026, April 24, 2026 and May 4, 2026.

Any statement made in this prospectus or contained in a document all or a portion of which is incorporated by reference herein will be deemed to be modified or superseded to the extent that a statement contained herein or in any subsequent prospectus supplement to this prospectus or, if appropriate, post-effective amendment to the registration statement that includes this prospectus, modifies or supersedes such statement. Any statement so modified will not be deemed to constitute a part hereof, except as so modified, and any statement so superseded will not be deemed to constitute a part hereof.

You may read and copy any materials we file with the SEC at the SEC’s website mentioned under the heading “Where You Can Find More Information.” The information on the SEC’s website is not incorporated by reference in this prospectus.

We will furnish without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any document incorporated by reference. Requests should be addressed to urban-gro, Inc., 1751 Panorama Point, Unit G, Lafayette, CO 80026, Attn: Corporate Secretary or may be made telephonically at (720) 390-3880.

We maintain a website at https://urban-gro.com/. Information about us, including our reports filed with the SEC, is available through that site. Such reports are accessible at no charge through our website and are made available as soon as reasonably practicable after such material is filed with or furnished to the SEC. Our website and the information contained on that website, or connected to that website, are not incorporated by reference in this prospectus.

urban-gro, Inc.

55,865,074 Shares of Common Stock

________________________________

PRELIMINARY PROSPECTUS

________________________________

            , 2026

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following is an estimate of the expenses (all of which are to be paid by us) that we may incur in connection with the securities being registered hereby.

Amount
SEC registration fee	$	[•]
Legal fees and expenses		*
Accounting fees and expenses		*
Printing fees and expenses		*
Total	$	*

____________

*        Estimated expenses are not presently known. To the extent required, any applicable prospectus supplement will set forth the estimated aggregate amount of expenses payable in respect of any offering of securities.

Item 14. Indemnification of Directors and Officers.

Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware (referred to as the “DGCL”) empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation provides that we shall indemnify our directors and officers, and may indemnify our employees and other agents, to the maximum extent permitted by the DGCL, and our bylaws provide that we shall indemnify directors, officers, employees and other agents to the maximum extent permitted by the DGCL.

In addition, we have entered into indemnification agreements with each of our directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15. Recent Sales of Unregistered Securities.

The following information relates to all securities issued or sold by us within the past three years and not registered under the Securities Act.

Grow Hill Default

On October 1, 2024, we entered into an asset-based term Loan Agreement with Grow Hill, LLC (“Grow Hill”) pursuant to which Grow Hill extended to us a secured loan of $2,100,000 with an origination fee of $100,000, which was added to the amount of the loan. The loan is evidenced by a Secured Promissory Note issued by us to Grow Hill. Grow Hill received a security interest in certain of our assets pursuant to a security agreement between us and Grow Hill (the “Security Agreement”), which does not include any assets of our subsidiaries. This note accrues simple interest at an annual rate of fifteen percent (15%). In connection with entering in this loan, the Company issued to Grow Hill a warrant to purchase up to an aggregate of 160,000 shares of the Company’s common stock at an exercise price of $2.50 per share. Such warrant is exercisable immediately, will expire on the five (5) year anniversary of issuance, and is exercisable on a cashless basis at the election of the holder.

On October 14, 2025, we received service of process for a lawsuit filed by Grow Hill against us in the District Court for the City and County of Denver, Colorado (Case No. 2025CV33546) alleging breach of contract and fraud. Pursuant the complaint, Grow Hill stated that we were in default under the Secured Promissory Note due to a failure to timely make payments, and elected to accelerate all amounts due under the Secured Promissory Note, including a default fee equal to 1% of the outstanding principal amount. We are currently investigating available options to resolve the complaint and intends to vigorously defend the allegation of fraud.

As of December 31, 2025, the Company was in default under the Grow Hill Secured Promissory Note. Monthly payments of $87,500 plus interest ceased after the April 2025 payment. The outstanding balance was approximately $1,487,500 at December 31, 2025. Subsequent to year-end, the Company is in discussions for the Grow Hill debt to be acquired by a third party.

The Grow Hill loan agreement contained a covenant requiring the Company to maintain a Receivable Ratio of at least 2.00:1.00, calculated monthly. The Company failed to maintain the required ratio, which constituted an event of default.

On April 20, 2026, the Company entered into certain assignment, forbearance and exchange agreements with Hudson Global Ventures, LLC relating to the Grow Hill indebtedness, as previously disclosed in the Company’s Current Report on Form 8-K filed with the SEC on April 24, 2026. As of the date of this prospectus, the outstanding balance under the Grow Hill loan has been paid in full and the related litigation has been dismissed.

Robert Pullar Settlement Warrant Issuance

As previously reported, on May 5, 2022, by Robert Pullar (“Pullar”) filed a lawsuit against the Company and Bradley Nattrass, in his capacity as the Company’s CEO, relating to a prior settlement agreement the Company had entered into with Pullar. On Friday, January 31, 2025, the parties entered a settlement agreement, without any admission of liability or wrongdoing, to settle all claims associated with the litigation in exchange for a cash payment by the Company to Pullar and an issuance of a warrant to purchase up to 75,000 shares of common stock with an exercise price per share of $1.00. Upon the payment of the settlement proceeds, the parties will enter into a motion to file with the court to dismiss the litigation with prejudice. Such warrant and the shares of common stock underlying this warrant were, and will be, offered and sold in transactions exempt from registration under the Securities Act of 1933, as amended in reliance on Section 4(a)(2) thereof and Rule 506(b) of Regulation D thereunder. Pullar is an “accredited investor,” as defined in Regulation D, and is acquiring the Securities for investment only and not with a view towards, or for resale in connection with, the public sale or distribution thereof.

Agile business loan and security agreement

On June 26, 2025, the Company entered into a business loan and security agreement with an effective date of June 24, 2025 by and among, Agile Capital Funding, LLC, Agile Lending, LLC, a Virginia limited liability company and each assignee that becomes a party pursuant to Section 12.1 of the loan agreement. The Company and 2WR Of Colorado Inc., UG Construction, Inc., 2WR of Georgia, Inc., urban-gro Canada Technologies Inc., urban-gro Engineering, Inc. and urban-gro Architect Holdings, LLC, each a wholly owned subsidiary of the Company (individually, collectively, jointly and severally, the “Guarantors”). Pursuant to this loan agreement, the lenders extended to the Company a term loan of $1,050,000.00 (the “Term Loan”) to be used to fund the Company’s general business requirements. The Loan Agreement is for a term of twenty-eight weeks from the effective date (the “Maturity Date”) and includes an administrative agent fee of $50,000.00 to be remitted to Agile Capital Funding, LLC which was added to the amount of the loan. The Company may make a full prepayment or partial prepayment of the term loan, however, upon the prepayment of any principal amount, the Company shall be obligated to pay a premium payment of such principal so paid, which shall be equal to the aggregate and actual amount of interest that would be paid through the Maturity Date; provided however that, if the Company makes a prepayment within 60 calendar days after the Effective Date, the Company will receive the discounted prepayment fee that is included in Exhibit E to the loan agreement. The term loan is evidenced by a secured promissory note issued by the Company. Upon an event of default, the lenders will receive a security interest in certain of the Company’s assets, subject to certain exceptions.

As of December 31, 2025, the Company had ceased making the required weekly payments of $54,000. The last payment was made on or about September 9, 2025. The outstanding principal balance was $675,000 at December 31, 2025. On February 19, 2026, the Company entered into a Forbearance Agreement with Agile, establishing total outstanding indebtedness of $1,380,524 (inclusive of accrued interest, default interest at 5%, and prepayment premiums). In satisfaction of this balance, the Company issued 331,640 shares of common stock (post-split) to Hudson Global Ventures, LLC through a series of exchanges between February 27 and March 25, 2026. The Agile indebtedness was fully satisfied as of March 25, 2026.

J Brrothers Settlement Shares Issuance

On August 8, 2025, we entered into a Settlement and Release Agreement (the “Settlement Agreement”) with J Brrothers LLC (“J Brrothers”) and Herb-a-More LLC relating to a dispute arising from amounts due for certain heating, ventilation and air conditioning equipment. Pursuant to the terms of the Settlement Agreement, among other things, we issued a promissory note to J Brrothers with an original principal amount of $395,556 and issued 150,000 unregistered shares of our common stock to J Brrothers. The note accrues simple interest at an annual rate of 12% and has a maturity date of March 18, 2026. The note must be repaid in monthly installments over a period of eight months, with the first seven payments being $50,000 per month and the final monthly payment being $64,047. Any remaining principal and accrued but unpaid interest will become due and payable on the maturity date, and the note may be prepaid without penalty. The note includes customary representations and warranties, customary events of default and a 17% default interest rate.

As of the date of this prospectus, no payments have been made under the note; however, the note is not currently in default, and the parties continue to work toward a resolution.

Private Placement of Common Stock

On January 19, 2026, the Company entered into a private placement transaction pursuant to a Purchase and Subscription Agreement with One Eyed Jack Enterprises LLC, an accredited investor, in a private offering exempt from registration under applicable securities laws. Under the agreement, the Company agreed to issue 1,000,000 shares of its common stock at a purchase price of $0.10 per share for total gross proceeds of $100,000, on a pre-reverse stock split basis. After giving effect to the 1-for-25 reverse stock split, this is equivalent to 40,000 shares of common stock at an adjusted price of $2.50 per share.

Subscription Agreements with Accredited Investors

On January 23, 2026 and January 28, 2026, the Company entered into Purchase and Subscription Agreements (the “Subscription Agreements”) with certain accredited investors. The Company agreed to issue shares of its common stock pursuant to the Subscription Agreements at a purchase price of $0.10 per share for aggregate gross proceeds of $200,000. Pursuant to the Subscription Agreements, the Company issued an aggregate of 1,000,000 shares of its common stock, which, following the Company’s reverse stock split, are equal to 40,000 shares of common stock on a post-split basis. No additional shares of common stock or other equity securities will be issued pursuant to the Subscription Agreements.

The Subscription Agreements include customary representations, warranties and covenants of the parties, including a covenant granting registration rights to the Investors with respect to the shares to the extent the Company files any other registration statement registering the sale of its common stock in the future.

Agile Loan Agreement

On February 4, 2026, the Company entered into a business loan and security agreement (the “Loan Agreement”) with an effective date of February 3, 2026 (the “Effective Date”) by and among, Agile Capital Funding, LLC, Agile Lending, LLC, a Virginia limited liability company, each an existing lender to the Company and each assignee that becomes a party pursuant to Section 12.1 of the Loan Agreement (the “Lenders”), the Company and urban-gro Canada Technologies Inc., a wholly owned subsidiary of the Company (individually, collectively, jointly and severally, the “Guarantors”). The Company expects to use the proceeds for general working capital purposes, with a primary focus on vendor payments related to the Company’s efforts to comply with Nasdaq requirements.

Pursuant to the Loan Agreement, the Lenders extended to the Company a term loan of $105,000 (the “Term Loan”) to be used to fund the Company’s general business requirements. The Loan Agreement is for a term of twenty-eight weeks from the Effective Date (the “Maturity Date”) and includes an administrative agent fee of $5,000 to be remitted to Agile Capital Funding, LLC which was added to the amount of the loan. The Company may make a full prepayment or partial prepayment of the Term Loan, however, upon the prepayment of any principal amount, the Company shall be obligated to pay a premium payment of such principal so paid, which shall be equal to the aggregate and actual amount of interest that would be paid through the Maturity Date (the “Prepayment Fee”); provided however that, if the Company makes a prepayment within 90 calendar days after the Effective Date, the Company will receive the discounted Prepayment Fee that is included in Exhibit E to the Loan Agreement. The Loan contains standard events of default and representations and warranties by the Company and the Lenders including a mandatory prepayment, and an additional five (5%) percent interest rate following the occurrence of an event of default.

The term loan is evidenced by a confessed judgment secured promissory note issued by the Company to the Lenders (the “Promissory Note”). Pursuant to the Loan Agreement, upon an event of default, the Lenders will receive a security interest in certain of the Company’s assets, subject to certain exceptions.

Gemini Settlement Share Issuances

Subsequent to December 31, 2025, the Company commenced issuing shares of common stock to Gemini Finance Corp. pursuant to the Gemini Settlement Agreement and the Section 3(a)(10) fairness hearing approved on October 14, 2025. Per the Company’s transfer agent records, Gemini held 6,000 shares (post-split) as of February 18, 2026, representing the 150,000 shares previously issued as an amendment fee adjusted for the 1-for-25 reverse stock split. Subsequent to the reverse stock split, the Company issued additional shares to Gemini pursuant to the settlement: 36,000 shares were issued on or about March 11, 2026, and an additional 36,000 shares were issued on or about March 24, 2026, with shares being surrendered and reissued in connection with Gemini’s sales of common stock on the open market. As of March 27, 2026, Gemini held 42,000 shares (post-split) on the Company’s transfer agent register, including both the original amendment fee shares and shares issued under the Section 3(a)(10) settlement. All issuances remain subject to the 4.99% beneficial ownership limitation and the 19.99% aggregate issuance cap set forth in the Gemini Settlement Agreement. As of March 27, 2026, total shares of common stock outstanding on the Company’s transfer agent register were approximately 1,128,140 (post-split).

As of the date of this prospectus, the obligations owed to Gemini under the Gemini Settlement Agreement have been satisfied in full and the related litigation is in the process of being dismissed.

Agile Debt Conversion

Subsequent to December 31, 2025, the Company issued an aggregate of 331,640 shares of common stock (post-split) to Hudson Global Ventures, LLC in satisfaction of $1,380,524 of indebtedness owed to Agile Capital Funding, LLC and Agile Lending, LLC.

On February 19, 2026, the Company entered into a Forbearance Agreement with Agile Capital Funding, LLC and Agile Lending, LLC, establishing total outstanding indebtedness of $1,380,524. In satisfaction of this balance, the Company issued 331,640 shares of common stock (post-split) to Hudson Global Ventures, LLC through exchanges between February 27, 2026 and March 25, 2026. The Agile indebtedness was fully satisfied as of March 25, 2026. The total indebtedness of $1,380,524 includes the original principal of $675,000, the February 2026 loan of $110,000, and approximately $595,524 representing accrued interest, default interest (at 5%), and prepayment premiums, all of which have been charged to the consolidated statements of operations in the applicable periods.

As of the date of this prospectus, no amounts remain outstanding under the Agile indebtedness.

Exchange Agreement Share Issuance

As previously reported, on February 19, 2026, urban-gro, Inc (the “Company”) entered into an Exchange Agreement (the “Exchange Agreement”) by and among, by and among Agile Capital Funding, LLC, a New York limited liability company (“Collateral Agent”) and Agile Lending, LLC, a Virginia limited liability company (“Agile” or “Holder”). On June 24, 2025, the Parties entered into a Business Loan and Security Agreement, pursuant to which the Company issued a Confessed Judgment Secured Promissory Note to Agile in the original principal amount of $1,050,000 (the “Note”), with the remaining principal and accrued and unpaid interest as of February 12, 2026 was $972,200.

On February 19, 2026, the Parties and urban-gro Canada Technologies Inc., a wholly owned subsidiary of the Company, entered into a forbearance agreement (the “Forbearance Agreement”), pursuant to which Agile agreed to forbear from exercising its rights and remedies available due to any default of the Loan Agreement and the Note by the Company, in exchange for the outstanding balance due under the Note being increased to $1,380,524.00 (the “Note Balance”). Pursuant to the Exchange Agreement, the Company shall issue to Agile 37,505 shares of the Company’s common stock (the “Exchange Shares”), par value $0.001 per share (“Common Stock”), having an aggregate value of $90,762.10 (the “Note Exchange Amount”), with each Exchange Share being valued at $2.42, in exchange for the Note Balance being reduced by an amount equal to the Note Exchange Amount.

Additional Information

The offer and sale by us of the foregoing securities, including the shares of our common stock issuable upon exercise of the warrants described above, is being made in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. The issuance of such securities has not been registered under the Securities Act and such shares may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

The sales and issuances of securities in the transactions described above were not registered under the Securities Act in reliance upon the exemption from registration provided by Section 4(a)(2) thereof or Regulation D promulgated thereunder. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits.

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of urban-gro, Inc. (incorporated by reference to Exhibit 3.1 to Form 8-K filed June 21, 2023)
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of urban-gro, Inc. (incorporated by reference to Exhibit 3.1 to Form 8-K filed February 5, 2026)
3.3	Bylaws of urban-gro, Inc. (incorporated by reference to Exhibit 3.4 to Form 8-K filed October 30, 2020)
3.4	Amendment No.1 to the Bylaws dated January 12, 2021 (incorporated by reference to Exhibit 3.1 to Form 8-K filed January 12, 2021)
3.5

Certificate of Designation of Series B Convertible Preferred Stock, as filed with the Delaware Secretary of State on February 17, 2026 (incorporated by reference to Exhibit 3.1 to Form 8-K filed February 18, 2026)

4.1	Description of urban-gro, Inc.’s Common Stock (incorporated by reference to Exhibit 4.1 to Form 10-K filed March 28, 2024).
5.1*	Opinion of Whiteford, Taylor & Preston LLP
10.1	Stock Purchase Agreement (incorporated by reference to Exhibit 2.1 to Form 8-K filed June 28, 2021), by and between 2WR Entities, urban-gro, Inc. and urban-gro Architect Holdings, LLC.
10.2	Form of Secured Promissory Note (incorporated by reference to Exhibit 10.2 to Form 8-K filed on December 18, 2023).
10.3	Form of Security Agreement (incorporated by reference to Exhibit 10.3 to Form 8-K filed on December 18, 2023).
10.4	Form of Continuing Guaranty (incorporated by reference to Exhibit 10.4 to Form 8-K filed on December 18, 2023).
10.5	Settlement and Release Agreement, August 8, 2025, by and among urban-gro, Inc., J Brrothers LLC and Herb-a-More LLC (incorporated by reference to Exhibit 10.1 to Form 8-K filed on August 13, 2025).
10.6	Promissory Note, dated August 8, 2025, issued by urban-gro, Inc. to J Brrothers LLC (incorporated by reference to Exhibit 4.1 to Form 8-K filed on August 13, 2025).
10.7	Loan Agreement, dated June 24 2025 between urban-gro, Inc. and Agile Lending, LLC (incorporated by reference to Exhibit 10.1 to Form 8-K filed on July 2, 2025).
10.8	Promissory Note, dated June 24 2025 between urban-gro, Inc. and Agile Lending, LLC (incorporated by reference to Exhibit 10.2 to Form 8-K filed on July 2, 2025).
10.9

Stock and Asset Purchase Agreement, dated as of August 27, 2025, by and among 2WR Holdco, LLC, 2WR of Georgia, Inc., urban-gro Architect Holdings, LLC, 2WR of Colorado, Inc., and 2WR of Mississippi, P.C. (incorporated by reference to Exhibit 2.1 to Form 8-K filed on September 2, 2025)

10.10

Settlement Agreement and Mutual General Release, dated September 26, 2025, by and among urban-gro, Inc., UG Construction, Inc., Gemini Finance Corp., and the other parties thereto (incorporated by reference to Exhibit 10.1 to Form 8-K filed on October 3, 2025).

10.11

Bill of Sale, Assignment and Assumption, and Purchase Agreement by and among 2WR of Georgia, Inc., UG Architecture, Inc f/k/a 2WR of Colorado, Inc., and urban-gro Architect Holdings, LLC, dated November 3, 2025 (incorporated by reference to Exhibit 10.1 to Form 8-K filed on November 12, 2025).

Exhibit Number	Description
10.12†

urban-gro, Inc. 2021 Stock Incentive Plan, as amended (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on January 20, 2026)

10.13	Common Stock Purchase Warrant dated February 4, 2026 (incorporated by reference to Exhibit 4.1 to Form 8-K filed on February 9, 2026).
10.14	Equity Purchase Agreement dated February 4, 2026, by and between urban-gro, Inc. and Hudson Global Ventures, LLC (incorporated by reference to Exhibit 10.1 to Form 8-K filed on February 9, 2026)
10.15	Registration Right Agreement dated February 4, 2026, by and between urban-gro, Inc. and Hudson Global Ventures, LLC (incorporated by reference to Exhibit 10.2 to Form 8-K filed on February 9, 2026)
10.16	Loan Agreement dated February 4, 2026 between urban-gro, Inc. and Agile Lending, LLC (incorporated by reference to Exhibit 10.3 to Form 8-K filed on February 9, 2026)
10.17	Promissory Note dated February 4, 2026 between urban-gro, Inc. and Agile Lending, LLC (incorporated by reference to Exhibit 10.4 to Form 8-K filed on February 9, 2026)
10.18

Agreement and Plan of Merger, dated February 17, 2026 by and between urban-gro, Inc., Flash Sports & Media, Inc., and UGRO Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Form 8-K filed February 18, 2026)

10.19

Forbearance Agreement, dated as of February 19, 2026, by and among Agile Capital Funding, LLC, Agile Lending, LLC, urban-gro, Inc., and urban-gro Canada Technologies Inc. (incorporated by reference to Exhibit 10.1 to Form 8-K filed on February 25, 2026)

10.20

Exchange Agreement, dated as of February 19, 2026, by and among Agile Capital Funding, LLC, Agile Lending, LLC, and urban-gro, Inc. (incorporated by reference to Exhibit 10.2 to Form 8-K filed on February 25, 2026)

10.21	Securities Purchase Agreement, dated April 7, 2026, by and between Urban-gro, Inc. and Agile Hudson Partners LLC (incorporated by reference to Exhibit 10.1 to Form 8-K filed on April 13, 2026)
10.22	Secured Promissory Note, dated April 7, 2026, issued by Urban-gro, Inc. in favor of Agile Hudson Partners LLC (incorporated by reference to Exhibit 10.2 to Form 8-K filed on April 13, 2026)
10.23	Common Stock Purchase Warrant, dated April 7, 2026, issued by Urban-gro, Inc. in favor of Agile Hudson Partners LLC (incorporated by reference to Exhibit 10.3 to Form 8-K filed on April 13, 2026)
10.24

Pre-Funded Common Stock Purchase Warrant, dated April 7, 2026, issued by Urban-gro, Inc. in favor of Agile Hudson Partners LLC (incorporated by reference to Exhibit 10.4 to Form 8-K filed on April 13, 2026)

10.25

Security Agreement, dated April 7, 2026, among Urban-gro, Inc., certain subsidiary parties thereto, and Agile Hudson Partners LLC (incorporated by reference to Exhibit 10.5 to Form 8-K filed on April 13, 2026)

10.26	Form of Assignment and Assumption Agreement, by and between Grow Hill LLC, and Hudson Global Ventures, LLC (incorporated by reference to Exhibit 10.1 to Form 8-K filed on April 24, 2026)
10.27

Forbearance Agreement, dated April 20, 2026, by and among urban-gro, Inc., urban-gro Canadian Technologies Inc. and Hudson Global Ventures, LLC (incorporated by reference to Exhibit 10.2 to Form 8-K filed on April 24, 2026)

10.28	Exchange Agreement, dated April 20, 2026, by and between Hudson Global Ventures, LLC and urban-gro, Inc. (incorporated by reference to Exhibit 10.3 to Form 8-K filed on April 24, 2026)
10.29	Consulting Agreement, dated November 20, 2025, by and between Hudson Global Ventures, LLC and urban-gro, Inc.
10.30	Common Stock Purchase Warrant, dated March 23, 2026, issued by urban-gro, Inc. to Agile Hudson Partners LLC.
10.31	Promissory Note, Dated March 23, 2026, issued by urban-gro, Inc. to Agile Hudson Partners LLC.
10.32	Securities Purchase Agreement, dated March 23, 2026, by and between urban-gro, Inc. and Agile Hudson Partners LLC
23.1*	Consent of Suri and Co.
23.2*	Consent of Whiteford, Taylor & Preston LLP (included in Exhibit 5.1)
24*	Power of Attorney (included on signature page)
107*	Filing Fee Table

____________

*        To be filed by Amendment.

Item 17. Undertakings.

(a)     The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and

(iii)   to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that: paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)     Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(b)    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lafayette, State of Colorado, on [•], 2026.

URBAN-GRO, INC.
By:	/s/ Bradley Nattrass
	Name:	Bradley Nattrass
	Title:	Chairman and Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY

KNOWN ALL MEN BY THESE PRESENTS, that each person whose signature below constitutes and appoints Bradley Nattrass as attorney-in-fact, with power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement on Form S-1, and file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Bradley Nattrass	Chairman and Chief Executive Officer	[•], 2026
Bradley Nattrass	(Principal Executive Officer)
/s/ Eric Sherb	Chief Financial Officer	[•], 2026
Eric Sherb
/s/ Donald Fell	Director	[•], 2026
Donald Fell
/s/ David Hsu	Director	[•], 2026
David Hsu
/s/ James R. Lowe	Director	[•], 2026
James R. Lowe
/s/ Sonia Lo	Director	[•], 2026
Sonia Lo